 AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JANUARY 12, 2016


                                                    REGISTRATION NOS. 333-______
                                                                       811-06025
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-6


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
PRE-EFFECTIVE AMENDMENT NO.                                       [ ]
POST-EFFECTIVE AMENDMENT NO.                                      [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [ ]
AMENDMENT NO. 74                                                  [X]

                                 ------------
                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                           (Exact Name of Registrant)


                      METROPOLITAN LIFE INSURANCE COMPANY
                              (Name of Depositor)


                                200 PARK AVENUE
                               NEW YORK, NY 10166
              (Address of depositor's principal executive offices)
       Depositor's Telephone Number, including Area Code: (212) 578-9500
                           RICARDO A. ANZALDUA, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                      METROPOLITAN LIFE INSURANCE COMPANY
                          1095 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                    (Name and Address of Agent for Service)
                                    COPY TO:
                           W. THOMAS CONNER, ESQUIRE
                                 REED SMITH LLP
                         1301 K STREET, NW SUITE 1100
                             WASHINGTON, D.C. 20005
Approximate Date of Proposed Public Offering:

As soon as possible after the effective date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall thereafter become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Flexible Premium Variable Universal Life Insurance Policies.

            METLIFE PREMIER ACCUMULATOR VARIABLE UNIVERSAL LIFE(SM)
                          Individual Flexible Premium
                  Variable Universal Life Insurance Policies
                                   Issued by

                    Metropolitan Life Separate Account UL of
                      Metropolitan Life Insurance Company
                                200 Park Avenue
                            New York, New York 10166


     This prospectus offers individual flexible premium variable life insurance policies (the "Policies") issued by Metropolitan Life Insurance Company ("MetLife").

     You allocate net premiums among five Investment Divisions of Metropolitan Life Separate Account UL (the "Separate Account"). Each of the five Investment Divisions of the Separate Account invests in shares of one of the following "Portfolios":


METROPOLITAN SERIES FUND -- CLASS A
Barclays Aggregate Bond Index Portfolio
MetLife Mid Cap Stock Index Portfolio
MetLife Stock Index Portfolio
MSCI EAFE(R) Index Portfolio
Russell 2000(R) Index Portfolio


     You may also allocate net premiums to our Fixed Account. Special limits may apply to Fixed Account transfers and withdrawals.


     You receive Fixed Account performance until 20 days after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy's cash value according to your instructions.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE POLICIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     WE DO NOT GUARANTEE HOW ANY OF THE INVESTMENT DIVISIONS OR PORTFOLIOS WILL PERFORM. THE POLICIES AND THE PORTFOLIOS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE POLICIES AS DESCRIBED IN THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT RELATING TO THE POLICIES FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE POLICIES AND IS NOT SOLICITING AN OFFER TO BUY THESE POLICIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                 ________, 2016

                               TABLE OF CONTENTS



                                                                              PAGE
                                                                             -----
SUMMARY OF BENEFITS AND RISKS...............................................   A-4
   Benefits of the Policy...................................................   A-4
   Risks of the Policy......................................................   A-5
   Risks of the Portfolios..................................................   A-6
FEE TABLES..................................................................   A-6
   Transaction Fees.........................................................   A-7
   Periodic Charges other than Portfolio Operating Expenses.................   A-8
THE COMPANY, THE SEPARATE ACCOUNT AND THE PORTFOLIOS........................  A-12
   The Company..............................................................  A-12
   The Separate Account.....................................................  A-12
   The Portfolios...........................................................  A-12
   Share Classes of the Portfolios..........................................  A-13
   Certain Payments We Receive with Regard to the Portfolios................  A-13
   Selection of the Portfolios..............................................  A-14
   Voting Rights............................................................  A-14
   Rights Reserved by MetLife...............................................  A-14
THE POLICIES................................................................  A-15
   Purchasing a Policy......................................................  A-15
   Replacing Existing Insurance.............................................  A-15
   Policy Owner and Beneficiary.............................................  A-15
   Conversion Right.........................................................  A-16
   Exchange Right...........................................................  A-16
PREMIUMS....................................................................  A-16
   Flexible Premiums........................................................  A-16
   Amount Provided for Investment under the Policy..........................  A-17
   Right to Examine Policy..................................................  A-17
   Allocation of Net Premiums...............................................  A-17
RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S DESIGNATED OFFICE.......  A-18
   Cybersecurity............................................................  A-19
   Payment of Proceeds......................................................  A-19
CASH VALUE..................................................................  A-20
DEATH BENEFITS..............................................................  A-21
   Death Proceeds Payable...................................................  A-22
   Change in Death Benefit Option...........................................  A-22
   Increase in Face Amount..................................................  A-22
   Reduction in Face Amount.................................................  A-23
SURRENDERS AND PARTIAL WITHDRAWALS..........................................  A-23
   Surrender................................................................  A-23
   Partial Withdrawal.......................................................  A-23
TRANSFERS...................................................................  A-24
   Transfer Option..........................................................  A-24
LOANS.......................................................................  A-26
LAPSE AND REINSTATEMENT.....................................................  A-27
   Lapse....................................................................  A-27
   Reinstatement............................................................  A-27

                                                                                            PAGE
                                                                                           -----
ADDITIONAL BENEFITS BY RIDER..............................................................  A-27
THE FIXED ACCOUNT.........................................................................  A-28
   General Description....................................................................  A-28
   Values and Benefits....................................................................  A-28
   Policy Transactions....................................................................  A-28
CHARGES...................................................................................  A-29
   Deductions from Premiums...............................................................  A-30
   Surrender Charge.......................................................................  A-30
   Partial Withdrawal Charge..............................................................  A-30
   Transfer Charge........................................................................  A-30
   Illustration of Benefits Charge........................................................  A-30
   Monthly Deduction from Cash Value......................................................  A-30
   Loan Interest Spread...................................................................  A-32
   Charges Against the Portfolios and the Investment Divisions of the Separate Account....  A-33
TAX CONSIDERATIONS........................................................................  A-33
   Introduction...........................................................................  A-33
   Tax Status of the Policy...............................................................  A-33
   Tax Treatment of Policy Benefits.......................................................  A-33
   MetLife's Income Taxes.................................................................  A-37
DISTRIBUTION OF THE POLICIES..............................................................  A-37
LEGAL PROCEEDINGS.........................................................................  A-39
RESTRICTIONS ON FINANCIAL TRANSACTIONS....................................................  A-39
FINANCIAL STATEMENTS......................................................................  A-40
GLOSSARY..................................................................................  A-41
APPENDIX A: GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST.......................  A-42
APPENDIX B: ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES AND CASH SURRENDER VALUES........  A-43

                         SUMMARY OF BENEFITS AND RISKS

     This summary describes the Policy's important benefits and risks. The sections in the prospectus following this summary discuss the Policy in more detail. The Glossary at the end of the prospectus defines certain words and phrases used in this prospectus. Certain features and benefits of the Policy may vary by state of issue because of differences in state law. If you would like to review a copy of the Policy and any riders, please contact your registered representative.


BENEFITS OF THE POLICY
----------------------

     DEATH PROCEEDS. The Policy is designed to provide insurance protection. Upon receipt of proof of the death of the insured, we pay death proceeds to the beneficiary of the Policy. Death proceeds generally equal the death benefit on the date of the insured's death, less any outstanding loan and accrued loan interest.

CHOICE OF DEATH BENEFIT OPTION. You may choose among two death benefit options:

     -- a level death benefit that equals the Policy's face amount, and

     -- a variable death benefit that equals the Policy's face amount plus the Policy's cash value.

     The death benefit under either option could increase to satisfy Federal tax law requirements. After the first Policy year you may change your death benefit option, subject to our underwriting rules. A change in death benefit option may have tax consequences.

     PREMIUM FLEXIBILITY. You can make premium payments based on a schedule you determine, subject to some limits. You may change your payment schedule at any time or make a payment that does not correspond to your schedule. We can, however, limit or prohibit payments in some situations.

     RIGHT TO EXAMINE THE POLICY. During the first ten days following your receipt of the Policy, you have the right to return the Policy to us. If you exercise this right, we will refund the premiums you paid, minus any Policy Loan Balance.

     INVESTMENT OPTIONS. You can allocate your net premiums and cash value among your choice of five Investment Divisions in the Separate Account, each of which corresponds to a mutual fund portfolio, or "Portfolio." The Portfolios available under the Policy include common stock funds, including a fund which invests primarily in foreign securities, as well as a bond fund. You may also allocate premiums and cash value to our Fixed Account which provides guarantees of interest and principal. You may change your allocation of future premiums at any time.

     PARTIAL WITHDRAWALS. You may withdraw cash surrender value from your Policy at any time after the first Policy anniversary. The minimum amount you may withdraw is $100. We reserve the right to limit partial withdrawals to no more than 90% of the Policy's cash surrender value. We may limit the number of partial withdrawals to 12 per Policy year and impose a processing charge of $25 for each partial withdrawal. Partial withdrawals may have tax consequences.

     TRANSFERS. You may transfer your Policy's cash value among the Investment Divisions or between the Investment Divisions and the Fixed Account. If the Policy is in force and you have not exercised your conversion right (see "Conversion Right" below), your right to transfer begins 20 days after we apply your initial premium to the Policy. The minimum amount you may transfer is $50, or if less, the total amount in the Investment Division or the Fixed Account. We may limit the number of transfers among the Investment Divisions and the Fixed Account to no more than four per Policy year. We may impose a processing charge of $25 for each transfer. We may also impose restrictions on frequent transfers. (See "Transfers" for additional information on such restrictions.)

     LOANS. You may borrow from the cash value of your Policy. The minimum amount you may borrow is $100. The maximum amount you may borrow is the greater of: (i) 75% of the cash surrender value on the date the loan is made; or (ii) an amount equal to the Policy's cash value, reduced by Monthly Deductions and interest charges through the next Policy anniversary, increased by interest credits through the next Policy anniversary, less any existing Policy loans. We charge you a maximum annual interest rate of 5.00% for Policy years 1-10 and 2.25% thereafter. We credit interest at an annual rate of at least 2.00% on amounts we hold as collateral to support your loan. The interest credited on loan collateral will be at least equal to the interest rate charged on the loan less 2.00%. Loans may have tax consequences. (See "Loans" for additional information.)

     SURRENDERS. You may surrender the Policy for its cash surrender value at any time. Cash surrender value equals the cash value reduced by any Policy loan and accrued loan interest. A surrender may have tax consequences.

     TAX BENEFITS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. Accordingly, undistributed increases in cash value should not be taxable to you. As long as your Policy is not a modified endowment contract, partial withdrawals should be non-taxable until you have withdrawn an amount equal to your total investment in the Policy. However, different rules apply in the first fifteen Policy years, when distributions accompanied by benefit reductions may be taxable prior to a complete withdrawal of your investment in the Policy. Always confirm in advance the tax consequences of a particular withdrawal with a qualified tax adviser. Death benefits paid to your beneficiary should generally be free of Federal income tax. Death benefits may be subject to estate taxes. Under current Federal income tax law, the taxable portion of distributions from variable life policies is taxed at ordinary income tax rates and does not qualify for the reduced tax rate applicable to long-term capital gains and dividends.

     CONVERSION RIGHT. During the first 24 months following the Policy Date, or in the event of a material change in the investment policy of the Separate Account, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy that we agree to, and that is issued by us or an affiliate that we name. We will make the exchange without evidence of insurability. (See "The Policies--Conversion Right" for more information.)

     SUPPLEMENTAL BENEFITS AND RIDERS. We offer a variety of riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these riders as part of the Monthly Deduction. Your registered representative can help you determine whether any of these riders are suitable for you.

     PERSONALIZED ILLUSTRATIONS. You will receive personalized illustrations in connection with the purchase of this Policy that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Policy. They will also help you to compare this Policy to other life insurance policies. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or cash value.


RISKS OF THE POLICY
-------------------

     INVESTMENT RISK. If you invest your Policy's cash value in one or more of the Investment Divisions, then you will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, this deduction will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could lapse without value, unless you pay additional premium. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

     SURRENDER AND WITHDRAWAL RISKS. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and should not be used as a short-term savings vehicle. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future.

     RISK OF LAPSE. Your Policy may lapse if you have paid an insufficient amount of premiums or if the investment experience of the Investment Divisions is poor. If your cash surrender value is not enough to pay the Monthly Deduction, your Policy may enter a 62-day grace period. We will notify you that the Policy will lapse unless you make a sufficient payment of additional premium during the grace period. If your Policy does lapse, your insurance coverage will terminate, although you will be given an opportunity to reinstate it. Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.

     TAX RISKS. We anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, the rules are not entirely clear in certain circumstances, for example, if your Policy is issued on a substandard basis. The death benefit under the Policy will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued. If your Policy is not treated as a life insurance contract under Federal tax law, increases in the Policy's cash value will be taxed currently.

     Even if your Policy is treated as a life insurance contract for Federal tax purposes, it may become a modified endowment contract due to the payment of excess premiums or unnecessary premiums, or due to a reduction in your death benefit. If your Policy becomes a modified endowment contract, surrenders, partial withdrawals, loans, and use of the policy as collateral for a loan will be treated as a distribution of the earnings in the Policy and will be taxable as ordinary income to the extent thereof. In addition, if the Policy Owner is under age 59 1/2 at the time of the surrender, partial withdrawal or loan, the amount that is included in income will generally be subject to a 10% penalty tax.

     If the Policy is not a modified endowment contract, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. However, different rules apply in the first fifteen Policy years, when distributions accompanied by benefit reductions may be taxable prior to a complete withdrawal of your investment in the Policy. Moreover, loans will generally not be treated as distributions prior to termination of your Policy, whether by lapse, surrender or exchange. Additionally, the tax consequences of loans outstanding after the tenth Policy year are uncertain. Finally, neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax.

     See "Tax Considerations." You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

     LOAN RISKS. A Policy loan, whether or not repaid, will affect the cash value of your Policy over time because we subtract the amount of the loan from the Investment Divisions and/or Fixed Account as collateral, and hold it in our Loan Account. This loan collateral does not participate in the investment experience of the Investment Divisions or receive any higher current interest rate credited to the Fixed Account.

     We also reduce the amount we pay on the insured's death by the amount of any outstanding loan and accrued loan interest. Your Policy may lapse if your outstanding loan and accrued loan interest reduce the cash surrender value to zero.

     If you surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans and partial withdrawals reduce your Policy's cash value, any remaining cash value may be insufficient to pay the income tax due.

     LIMITATIONS ON CASH VALUE IN THE FIXED ACCOUNT. Transfers to and from the Fixed Account must generally be in amounts of $50 or more. Partial withdrawals from the Fixed Account must be in amounts of $100 or more. The total amount of transfers and withdrawals from the Fixed Account in a Policy year may generally not exceed the greater of 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the year, or the maximum transfer amount for the preceding Policy year. We may also limit the number of transfers and partial withdrawals and may impose a processing charge for transfers and partial withdrawals. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so. It is important to note that if we impose the maximum limit on transfers and withdrawals from the Fixed Account, it could take a number of years to fully transfer or withdraw a current balance from the Fixed Account. You should keep this in mind when considering whether an allocation of cash value to the Fixed Account is consistent with your risk tolerance and time horizon.

     TAX LAW CHANGES. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.


RISKS OF THE PORTFOLIOS
-----------------------

     A comprehensive discussion of the risks associated with each of the Portfolios can be found in the Portfolio prospectuses, which you can obtain by calling 1-800-638-5000. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.


                                   FEE TABLES

     The following tables describe the fees and expenses that a Policy Owner will pay when buying, owning and surrendering the Policy. The first table describes the fees and expenses that a Policy Owner will pay at the time he or she buys the Policy, surrenders the Policy or transfers cash value among accounts.

TRANSACTION FEES


CHARGE                             WHEN CHARGE IS DEDUCTED        CURRENT AMOUNT DEDUCTED      MAXIMUM AMOUNT DEDUCTIBLE
 Sales Charge Imposed on       On payment of premium            0.75% of premiums paid        0.75% of premiums paid in
 Premiums                                                       per Policy year               Policy year 1 and 2.75% of
                                                                                              premiums paid in
                                                                                              subsequent years
 Premium Tax Imposed on        On payment of premium            2.00% in all Policy years     2.00% in all Policy years
 Premiums
 Federal Tax Imposed on        On payment of premium            1.25% in all Policy years     1.25% in all Policy years
 Premiums
 Surrender Charge              Not Applicable                   None                          None
 Transfer Charge1              On transfer of cash value        Not currently charged         $25 for each transfer
                               among the Investment
                               Divisions and to and from
                               the Fixed Account
 Partial Withdrawal Charge     On partial withdrawal of         Not currently charged         $25 for each partial
                               cash value                                                     withdrawal
 Illustration of Benefits      On provision of each             Not currently charged         $25 per illustration
 Charge                        illustration in excess of one
                               per year

1 The Portfolios in which the Investment Divisions invest may impose a redemption fee on shares held for a relatively short period.


     The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

PERIODIC CHARGES OTHER THAN PORTFOLIO OPERATING EXPENSES


CHARGE                            WHEN CHARGE IS DEDUCTED      CURRENT AMOUNT DEDUCTED     MAXIMUM AMOUNT DEDUCTIBLE
 Cost of Insurance1
  Minimum and                    Monthly                     $.0083 to $83.3333 per       $.0151 to $83.3334 per
  Maximum Charge                                             $1,000 of net amount at      $1,000 of net amount at
                                                             risk2                        risk2
  Charge in the first Policy     Monthly                     $.0229 per $1,000 of net     $.0909 per $1,000 of net
  year for a Representative                                  amount at risk               amount at risk
  Insured3
 Policy Charge                   Monthly                     $10 in all months            $20 in all months
 Mortality and Expense Risk      Monthly                     1.25%                        1.50%
 Charge (annual rate imposed
 on cash value in the
 Separate Account)4
 Coverage Expense Charge
 (per $1,000 of initial face
 amount or face amount
 increase) 5
  Minimum and                    Monthly                     $.1461 to $50.7582           $.1461 to $50.7582
  Maximum Charge
  Charge in the first Policy     Monthly                     $.2500                       $.2500
  year for a Representative
  Insured3

1 The cost of insurance charge varies based on individual characteristics, including the Policy's face amount and the insured's age, risk class, and (except for unisex Policies) sex. The cost of insurance charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the cost of insurance charge that would apply for a particular insured by contacting your registered representative.

2 The net amount at risk is the difference between the death benefit (generally discounted at the monthly equivalent of 2% per year) and the Policy's cash value.

3 The Representative Insured is a male, age 35, in the preferred nonsmoker risk class, under a Policy with a base policy face amount of $350,000 and the Option A death benefit.

4 On a current basis, the Mortality and Expense Risk Charge is 1.25% in Policy years 1-10 and 0% thereafter. On a guaranteed basis, the charge is 1.50% in Policy years 1-10 and 0.25% thereafter.

5 The Coverage Expense Charge varies based on individual characteristics, including the initial face amount of the Policy, the initial amount of any requested face amount increase, and the Insured's age, risk class, and (except for unisex Policies) sex. The Coverage Expense Charge may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the Coverage Expense Charge that would apply to a particular insured by contacting your registered representative. On a current basis, the Coverage Expense Charge is imposed only in Policy year 1. On a guaranteed basis, the Coverage Expense Charge is imposed in Policy years 1-20. The same applies with respect to the Policy years following a requested face amount increase. The Coverage Expense Charge declines over time in accordance with the following schedule:


                        CURRENT CHARGE       MAXIMUM CHARGE
                        -------------------- ---------------------
  Policy year 1         $.1461 to $50.7582   $.1461 to $50.7582
  Policy years 2 - 20   $   0                $.0209 to $7.2512
  Policy years 21+      $   0                $   0

     For the Representative Insured, the maximum charge for Policy years 2-20 is $.0357.

CHARGE                       WHEN CHARGE IS DEDUCTED      CURRENT AMOUNT DEDUCTED     MAXIMUM AMOUNT DEDUCTIBLE
 Loan Interest Spread6     Annually (or on loan         1.00% of loan collateral     2.00% of loan collateral
                           termination, if earlier)

6 The loan interest spread is the difference between the interest rates charged on Policy loans and the interest earned on loan collateral. Currently we charge interest on Policy loans at an effective rate of 3.00% per year in Policy years 1- 10 and 2.00% thereafter. Interest rates on Policy loans are guaranteed not to exceed an effective rate of 5.00% per year in Policy years 1-10 and 2.25% thereafter. Cash value we hold as security for the loan ("loan collateral") earns interest at an effective rate of not less than 2.00% per year. The interest credited on loan collateral will be at least equal to the interest rate charged on the loan less 2.00%. After Policy year 10, the loan interest spread is 0% on a current basis and 0.25% on a guaranteed basis.


CHARGES FOR OPTIONAL FEATURES (RIDERS):


CHARGE                                WHEN CHARGE IS DEDUCTED        CURRENT AMOUNT DEDUCTED      MAXIMUM AMOUNT DEDUCTIBLE
 Waiver of Monthly Deduction
 Rider1
  Minimum and                      Monthly                        $2.40 to $20.48 per $100       $2.40 to $20.48 per $100
  Maximum Charge                                                  of Monthly Deduction           of Monthly Deduction
  Charge in the first Policy       Monthly                        $6.30 per $100 of Monthly      $6.30 per $100 of Monthly
  year for a Representative                                       Deduction                      Deduction
  insured2
 Waiver of Specified Premium
 Rider1
  Minimum and                      Monthly                        $1.30 to $7.25 per $100 of     $1.30 to $7.25 per $100 of
  Maximum Charge                                                  Specified Premium              Specified Premium
  Charge in the first Policy       Monthly                        $3.00 per $100 of              $3.00 per $100 of
  year for a Representative                                       Specified Premium              Specified Premium
  Insured2
 Acceleration of Death Benefit     At time of benefit payment     Not currently charged          One-time fee of $150
 Rider
 Overloan Protection Rider         At time of exercise            One-time fee of 3.5% of        One-time fee of 3.5% of
                                                                  Policy cash value              Policy cash value

1 The charge for this rider varies based on individual characteristics, including the insured's age, risk class, and (except for unisex Policies) sex. The rider change may not be representative of the charge that a particular Policy Owner would pay. You can obtain more information about the rider charge that would apply for a particular insured by contacting your registered representative.

2 The Representative Insured is a male, age 35, in the preferred nonsmoker risk class.


ANNUAL PORTFOLIO OPERATING EXPENSES

     The next table describes the Portfolio fees and expenses that a Policy Owner may pay periodically during the time that he or she owns the Policy. The table shows the minimum and maximum total operating expenses charged by the Portfolios for the fiscal year ended December 31, 2014. Expenses of the Portfolios may be higher or lower in the future. More detail concerning each Portfolio's fees and expenses is contained in the table that follows and in the prospectus for each Portfolio.

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)


MINIMUM AND MAXIMUM TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES


                                                                                          MINIMUM     MAXIMUM
                                                                                         ---------   --------
      Total Annual Fund Operating Expenses
      (expenses that are deducted from Portfolio assets, including management fees,
       distribution and/or service (12b-1) fees, and other expenses)..................    0.27%       0.41%

PORTFOLIO FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

     The following table is a summary. For more complete information on Portfolio fees and expenses, please refer to the prospectus for each Portfolio.


                                                            DISTRIBUTION
                                                               AND/OR
                                               MANAGEMENT      SERVICE       OTHER
PORTFOLIO                                          FEE      (12B-1) FEES   EXPENSES
--------------------------------------------- ------------ -------------- ----------
METROPOLITAN SERIES FUND -- CLASS A
Barclays Aggregate Bond Index
 Portfolio...................................    0.25%          --          0.03%
MetLife Mid Cap Stock Index Portfolio........    0.25%          --          0.05%
MetLife Stock Index Portfolio................    0.25%          --          0.02%
MSCI EAFE(R) Index Portfolio.................    0.30%          --          0.10%
Russell 2000(R) Index Portfolio..............    0.25%          --          0.07%



                                                ACQUIRED     TOTAL       FEE WAIVER    NET TOTAL
                                               FUND FEES     ANNUAL        AND/OR       ANNUAL
                                                  AND      OPERATING      EXPENSE      OPERATING
PORTFOLIO                                       EXPENSES    EXPENSES   REIMBURSEMENT   EXPENSES
--------------------------------------------- ----------- ----------- --------------- ----------
METROPOLITAN SERIES FUND -- CLASS A
Barclays Aggregate Bond Index
 Portfolio...................................   --          0.28%         0.00%         0.28%
MetLife Mid Cap Stock Index Portfolio........ 0.01%         0.31%         0.00%         0.31%
MetLife Stock Index Portfolio................   --          0.27%         0.01%         0.26%
MSCI EAFE(R) Index Portfolio................. 0.01%         0.41%         0.00%         0.41%
Russell 2000(R) Index Portfolio.............. 0.05%         0.37%         0.01%         0.36%

     The information shown in the table above was provided by the Portfolios and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Portfolio's 2016 prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Portfolio, but that the expenses of the Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Portfolio's board of directors or trustees, are not shown.

                             HOW THE POLICY WORKS
                                 [FLOW CHART]

PREMIUM PAYMENTS

-  Flexible

-  Planned premium options

CHARGES FROM PREMIUM PAYMENTS

- Sales Load: 0.75% per Policy year on a current basis (0.75% in Policy year 1 and 2.75% in later years on a guaranteed basis)

-  Premium Tax Charge: 2.00%

-  Charge for Federal Taxes: 1.25%

CASH VALUES

- Net premium payments invested in your choice of Portfolio investments (after an initial period in the Fixed Account) or the Fixed Account

- The cash value reflects investment experience, interest, premium payments, policy charges and any distributions from the Policy

-  We do not guarantee the cash value invested in the Portfolios

-  Any earnings you accumulate are generally free of any current income taxes

- You may change the allocation of future net premiums at any time. You may transfer funds among Investment Divisions (and to the Fixed Account). Currently we do not limit the number of Investment Division transfers you can make in a Policy year (subject to restrictions we impose on frequent transfers).

- We reserve the right to impose a $25 charge on each partial withdrawal and on each Investment Division transfer (including a transfer between an Investment Division and the Fixed Account)

- We may limit the amount and frequency of transfers from (and in some cases to) the Fixed Account

LOANS

-  You may borrow your cash value

- Loan interest charge is 3.00% in Policy years 1-10 and 2.00% thereafter on a current basis (5.00% in Policy years 1-10 and 2.25% thereafter on a guaranteed basis).

- We transfer loaned funds out of the Fixed Account and the Investment Divisions into the Loan Account where we credit them with not less than 2.00% interest. The interest credited on loan collateral will be at least equal to the interest rate charged on the loan less 2.00%.

RETIREMENT BENEFITS

-  Fixed settlement options are available for policy proceeds

DEATH BENEFIT

-  Level and Variable Death Benefit Options

- On or after age 121, under Options A, equal to the greater of (1) the face amount of the Policy as of the insured's death; and (2) 101% of the Policy's cash value. Under Option B, the face amount of the Policy as of the insured's death, plus the Policy's cash value.


-  Generally income tax free to named beneficiary; may be subject to estate tax.

DAILY DEDUCTIONS FROM ASSETS OF THE SEPARATE ACCOUNT

- Investment advisory fees and other expenses are deducted from the Portfolio values

BEGINNING OF MONTH CHARGES

- We deduct the cost of insurance protection (reflecting any substandard risk rating) from the cash value each month

-  Any Rider Charges

- Policy Charge: $10.00 per month on a current basis; $20 per month on a guaranteed basis.

- Coverage Expense Charge: Monthly charge imposed on initial face amount of Policy and initial face amount of any requested face amount increase. Imposed only in first policy year on a current basis. Imposed in first 20 Policy years on a guaranteed basis.

- Mortality and Expense Risk Charge applied against the cash value in the Separate Account at a maximum annual rate of 1.50% in Policy years 1-10 and .25% thereafter

LIVING BENEFITS

- If policyholder has elected and qualified for benefits for disability and becomes totally disabled, we will waive the monthly deduction or a specified amount of monthly premium during the period of disability up to certain limits. Age restrictions and other limits apply.

-  You may surrender the Policy at any time for its cash surrender value

- Deferred income taxes, including taxes on certain amounts borrowed, become payable upon surrender or lapse

- Grace period for lapsing with no value is 62 days from the first date in which Monthly Deduction was not paid due to insufficient cash surrender value

- Subject to our rules, you may reinstate a lapsed Policy within three years of date of lapse if it has not been surrendered

                       THE COMPANY, THE SEPARATE ACCOUNT
                               AND THE PORTFOLIOS

THE COMPANY

     Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our principal office is located at 200 Park Avenue, New York, New York 10166. MetLife is licensed to sell life insurance in all states and the District of Columbia, but we only offer the Policies in New York. We are obligated to pay all benefits under the Policies.


THE SEPARATE ACCOUNT

     Metropolitan Life Separate Account UL is the funding vehicle for the Policies and other variable life insurance policies that we issue. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains or losses. Although we own the assets of the Separate Account, applicable law provides that the portion of the Separate Account assets equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities that arise out of any other business we conduct. This means that the assets of the Separate Account are not available to meet the claims of our general creditors, and may only be used to support the cash values of the variable life insurance policies issued by the Separate Account.

     We are obligated to pay the death benefit under the Policy even if that amount exceeds the Policy's cash value in the Separate Account. The amount of the death benefit that exceeds the Policy's cash value in the Separate Account is paid from our general account. Death benefits paid from the general account are subject to the financial strength and claims-paying ability of the Company. For other life insurance policies and annuity contracts that we issue, we pay all amounts owed under the policies and contracts from the general account. MetLife is regulated as an insurance company under state law, which generally imposes restrictions on the amount and type of investments in the general account. However, there is no guarantee that we will be able to meet our claims-paying obligations. There are risks to purchasing any insurance product.

     The investment adviser to certain of the Portfolios offered with the Policy or with other variable life insurance policies issued through the Separate Account may be regulated as Commodity Pool Operators. While it does not concede that the Separate Account is a commodity pool, MetLife has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act ("CEA"), and is not subject to registration or regulation as a pool operator under the CEA.


THE PORTFOLIOS

     Each Investment Division of the Separate Account invests in a corresponding Portfolio. Each Portfolio is part of an open-end management investment company, more commonly known as a mutual fund, that serves as an investment vehicle for variable life insurance and variable annuity separate accounts of various insurance companies. The mutual fund that offers the Portfolios is Metropolitan Series Fund. Metropolitan Series Fund has an investment adviser responsible for overall management of the fund. The investment adviser has contracted with a sub-adviser to make the day-to-day investment decisions for the Portfolios.

     The adviser, sub-adviser and investment objective of each Portfolio are as follows:


PORTFOLIO                         INVESTMENT OBJECTIVE                    INVESTMENT ADVISER/SUBADVISER
-------------------------------   -------------------------------------   -----------------------------------------
METROPOLITAN SERIES FUND --
 CLASS A
Barclays Aggregate Bond Index     Seeks to track the performance of       MetLife Advisers, LLC
 Portfolio                        the Barclays U.S. Aggregate Bond        Subadviser: MetLife Investment Advisors,
                                  Index.                                  LLC
MetLife Mid Cap Stock Index       Seeks to track the performance of       MetLife Advisers, LLC
 Portfolio                        the Standard & Poor's MidCap 400(R)     Subadviser: MetLife Investment Advisors,
                                  Composite Stock Price Index.            LLC

PORTFOLIO                           INVESTMENT OBJECTIVE                  INVESTMENT ADVISER/SUBADVISER
---------------------------------   -----------------------------------   -----------------------------------------
MetLife Stock Index Portfolio       Seeks to track the performance of     MetLife Advisers, LLC
                                    the Standard & Poor's 500(R)          Subadviser: MetLife Investment Advisors,
                                    Composite Stock Price Index.          LLC
MSCI EAFE(R) Index Portfolio        Seeks to track the performance of     MetLife Advisers, LLC
                                    the MSCI EAFE(R) Index.               Subadviser: MetLife Investment Advisors,
                                                                          LLC
Russell 2000(R) Index Portfolio     Seeks to track the performance of     MetLife Advisers, LLC
                                    the Russell 2000(R) Index.            Subadviser: MetLife Investment Advisors,
                                                                          LLC

     FOR MORE INFORMATION REGARDING THE PORTFOLIOS AND THEIR INVESTMENT ADVISER AND SUBADVISER, SEE THE PORTFOLIO PROSPECTUSES AND THEIR STATEMENTS OF ADDITIONAL INFORMATION, WHICH YOU CAN OBTAIN BY CALLING 1-800-638-5000.

     The Portfolios' investment objectives may not be met. The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser or sub-adviser. The investment results of the Portfolios may be higher or lower than the results of these funds. There is no assurance, and no representation is made, that the investment results of any of the Portfolios will be comparable to the investment results of any other fund.


SHARE CLASSES OF THE PORTFOLIOS

     The Portfolios offer various classes of shares, each of which has a different level of expenses. The prospectuses for the Portfolios may provide information for share classes that are not available through the Policy. When you consult the prospectus for any Portfolio, you should be careful to refer to only the information regarding the class of shares that is available through the Policy. For Metropolitan Series Fund, we offer Class A shares only.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE PORTFOLIOS

     An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of a Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment for expenses for certain administrative, marketing and support services with respect to the Policies and, in our role as intermediary, with respect to the Portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Portfolio assets. Policy Owners, through their indirect investment in the Portfolios, bear the costs of these advisory fees (see the Portfolio prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Portfolio attributable to the Policies and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of a Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Policies and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliates) with increased access to persons involved in the distribution of the Policies.

     We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Portfolios. We will benefit accordingly from assets allocated to the Portfolios to the extent they result in profits to the adviser. (See "Fee Tables--Annual Portfolio Operating Expenses" for information on the management fees paid by the Portfolios and the Statement of Additional Information for the Portfolios for information on the management fees paid by the adviser to the subadviser.)

     For more specific information on the amounts we may receive on account of your investment in the Portfolios, you may call us toll free at 1-800-638-5000.

SELECTION OF THE PORTFOLIOS

     We select the Portfolios offered through the Policy based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Portfolio's adviser or subadviser is one of our affiliates or whether the Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. For additional information on these arrangements, see "Certain Payments We Receive with Regard to the Portfolios" above. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Portfolios advised by our affiliates than those that are not, we may be more inclined to offer Portfolios advised by our affiliates in the variable insurance products we issue. We review the Portfolios periodically and may remove a Portfolio or limit its availability to new premium payments and/or transfers of cash value if we determine that the Portfolio no longer meets one or more of the selection criteria, and/or if the Portfolio has not attracted significant allocations from Policy Owners. We may include Portfolios based on recommendations from selling firms. In some cases, the selling firms may receive payments from the Portfolios they recommend and may benefit accordingly from the allocation of cash value to such Portfolios.

     WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE CASH VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN.


VOTING RIGHTS

     We own the Portfolio shares held in the Separate Account and have the right to vote those shares at meetings of the Portfolio shareholders. However, to the extent required by Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.

     We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withhold from voting on, any proposition in the same proportion as the shares held in that Investment Division for all policies for which we have received voting instructions. The effect of this proportional voting is that a small number of Policy Owners may control the outcome of a vote.

     We will vote Portfolio shares held by our general account (or any unregistered separate account for which voting privileges were not extended) in the same proportion as the total of (i) shares for which voting instructions were received and (ii) shares that are voted in proportion to such voting instructions.

     We may disregard voting instructions for changes in the investment policy, investment adviser or principal underwriter of a Portfolio if required by state insurance law, or if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is prohibited by state authorities or inconsistent with an Investment Division's investment objectives. If we do disregard voting instructions, the next semi-annual report to Policy Owners will include a summary of that action and the reasons for it.


RIGHTS RESERVED BY METLIFE

     We and our affiliates may change the voting procedures and vote Portfolio shares without Policy Owner instructions, if the securities laws change. We also reserve the right: (1) to add Investment Divisions; (2) to combine Investment Divisions; (3) to substitute shares of another registered open-end management investment company, which may have different fees and expenses, for shares of a Portfolio; (4) to substitute or close an Investment Division to allocations of premium payments or cash value or both, and to existing investments or the investment of future premiums, or both, for any class of Policy or Policy Owner, at any time in our sole discretion; (5) to operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form; (6) to deregister the Separate Account under the Investment Company Act of 1940; (7) to combine it with other Separate Accounts; and (8) to transfer assets supporting the Policies from one Investment Division to another or from the Separate Account to other Separate Accounts, or to transfer assets to our general account as permitted by applicable law. We will exercise these rights in accordance with applicable law, including approval of Policy Owners if required. We will notify you if exercise of any of these rights would result in a material change in the Separate Account or its investments.

     We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.


                                  THE POLICIES

PURCHASING A POLICY

     To purchase a Policy, you must submit a completed application and an initial premium to us at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The minimum face amount for the base Policy is $50,000 unless we consent to a lower amount. For Policies acquired through a pension or profit sharing plan qualified under Section 401 of the Internal Revenue Code of 1986, the minimum face amount is $25,000.

     The Policies are available for insureds age 85 or younger. We can provide you with details as to our underwriting standards when you apply for a Policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

     We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect your Investment Division performance and cash values. To obtain more information about these other policies, including their eligibility requirements, contact our Designated Office or your registered representative.


REPLACING EXISTING INSURANCE

     It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. You may have to pay a surrender charge on your existing insurance. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we may not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.


POLICY OWNER AND BENEFICIARY

     The Policy Owner is named in the application but may be changed from time to time. While the insured is living and the Policy is in force, the Policy Owner may exercise all the rights and options described in the Policy, subject to the terms of any beneficiary designation or assignment of the Policy. These rights include selecting and changing the beneficiary, changing the owner, changing the face amount of the Policy and assigning the Policy. At the death of the Policy Owner who is not the insured, his or her estate will become the Policy Owner unless a successor Policy Owner has been named. The Policy Owner's rights (except for rights to payment of benefits) terminate at the death of the insured.

     The beneficiary is also named in the application. You may change the beneficiary at any time before the death of the insured, unless the beneficiary designation is irrevocable. The beneficiary has no rights under the Policy until the death of the insured and must survive the insured in order to receive the death proceeds. If no named beneficiary survives the insured, we pay proceeds to the Policy Owner.

     A change of Policy Owner or beneficiary is subject to all payments made and actions taken by us under the Policy before we receive a signed change form. You can contact your registered representative or our Designated Office for the procedure to follow.

     You may assign (transfer) your rights in the Policy to someone else. An absolute assignment of the Policy is a change of Policy Owner and beneficiary to the assignee. A collateral assignment of the Policy does not change the Policy Owner or beneficiary, but their rights will be subject to the terms of the assignment. Assignments are subject to all payments made and actions taken by us under the Policy before we receive a signed copy of the assignment form. We are not responsible for determining whether or not an assignment is valid. Changing the Policy Owner or assigning the Policy may have tax consequences. (See "Tax Considerations" below.)


CONVERSION RIGHT

     During the first 24 months following the Policy Date, or in the event of a material change in the investment policy of the Separate Account, you may convert the Policy to fixed benefit coverage by exchanging the Policy for a fixed benefit life insurance policy agreed to by us and issued by us or an affiliate that we name provided that you repay any Policy loans and loan interest, and the Policy has not lapsed. We make the exchange without evidence of insurability. The new policy will have the same base Policy face amount as that being exchanged. The new policy will have the same issue age, risk class and Policy Date as the variable life Policy had.

     Contact our Designated Office or your registered representative for more specific information about the Conversion Right. The exchange may result in a cost or credit to you. On the exchange, you may need to make an immediate premium payment on the new policy in order to keep it in force.


EXCHANGE RIGHT

     At least once each year you have the option to transfer all of your cash value to the Fixed Account and apply the cash surrender value to a new policy issued by us or an affiliate which provides paid-up insurance. Paid-up insurance is permanent insurance with no further premiums due. The face amount of the new policy of paid-up insurance may be less than the face amount of the Policy.


                                    PREMIUMS

FLEXIBLE PREMIUMS

     Subject to the limits described below, you choose the amount and frequency of premium payments. You select a Planned Premium schedule, which consists of a first-year premium amount and an amount for subsequent premium payments. This schedule appears in your Policy. YOUR PLANNED PREMIUMS WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. You may skip Planned Premium payments or make additional payments. Additional payments could be subject to underwriting. No payment can be less than $50, except with our consent.

     You can pay Planned Premiums on an annual, semi-annual or quarterly schedule, or on a monthly schedule if payments are drawn directly from your checking account under our pre-authorized checking arrangement. We will send premium notices for annual, semi-annual and quarterly Planned Premiums. You may make payments by check or through our pre-authorized checking arrangement. You can change your Planned Premium schedule by sending your request to us at our Designated Office. You may not make premium payments on or after the Policy anniversary when the insured reaches age 121, except for premiums required during the grace period.

     If any payments under the Policy exceed the "7-pay limit" under Federal tax law, your Policy will become a modified endowment contract and you may have more adverse tax consequences with respect to certain distributions than would otherwise be the case if premium payments did not exceed the "7-pay limit." Information about your "7-pay limit" is found in your Policy illustration. If we receive a premium payment 30 days or less before the anniversary of the 7-pay testing period that exceeds the "7-pay limit" and would cause the Policy to become a modified endowment contract, and waiting until the anniversary to apply that payment would prevent the Policy from becoming a modified endowment contract, we may retain the premium payment in a non-interest bearing account and apply the payment to the Policy on the anniversary. If we follow this procedure, we will notify you and give you the option of having the premium payment applied to the Policy before the anniversary. Otherwise, if you make a premium payment that exceeds the "7-pay limit," we will apply the payment to the Policy according to our standard procedures described below and notify you that the Policy has become a modified endowment contract. In addition, if you have selected the guideline premium test, Federal tax law limits the amount of premiums that you can pay under the Policy. You need our consent if, because of tax law requirements, a payment would increase the Policy's death benefit by more than it would increase cash value. We may require evidence of insurability before accepting the payment.

     We allocate net payments to your Policy's Investment Divisions as of the date we receive the payments at our Designated Office, if they are received before the close of regular trading on the New York Stock Exchange. Payments received after that time, or on a day that the New York Stock Exchange is not open, will be allocated to your Policy's Investment Divisions on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     Under our current processing, we treat any payment received by us as a premium payment unless it is clearly marked as a loan repayment.


AMOUNT PROVIDED FOR INVESTMENT UNDER THE POLICY

     INVESTMENT START DATE. Your initial net premium is credited with Fixed Account interest as of the investment start date. The investment start date is the later of the Policy's date of issue and the date we first receive a premium payment for the Policy at our Designated Office. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     PREMIUM WITH APPLICATION. If you make a premium payment with the application, unless you request otherwise, the Policy Date is the date the policy application is approved. Monthly Deductions begin on the Policy Date. You may only make one premium payment with the application. The minimum amount you must pay is set forth in the application. If we decline an application, we refund the premium payment made.

     If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement beginning on the later of the date the application is signed or on the date of any required medical examination. (See "Death Benefits.")

     PREMIUM ON DELIVERY. If you pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date and the investment start date are the date your premium payment is received at our Designated Office. Monthly Deductions begin on the Policy Date.

     BACKDATING. We may sometimes backdate a Policy, if you request, by assigning a Policy Date earlier than the date the Policy application is approved. You may wish to backdate so that you can obtain lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must also pay the minimum premiums due for the period between the Policy Date and the investment start date. As of the investment start date, we allocate the net premiums to the Policy, adjusted for monthly Policy charges. For a backdated Policy, the investment start date is the later of the date the policy application is approved and the date your premium is received at our Designated Office.


RIGHT TO EXAMINE POLICY

     You may cancel the Policy within ten days after you receive it. You may return the Policy to our Designated Office (see "Receipt of Communications and Payments at MetLife's Designated Office") or your registered representative. Insurance coverage ends as soon as you return the Policy (determined by postmark, if the Policy is mailed). If you cancel the Policy, depending on state law, we refund either: (a) premiums paid, or (b) the Policy's cash value, plus any charges deducted from the premiums paid, plus any charges deducted from the Cash Value, and minus any Policy loan balance.


ALLOCATION OF NET PREMIUMS

     We allocate your initial net premium to the Fixed Account as of the investment start date. We will hold your initial net premium in the Fixed Account for twenty days, and then we make the allocation among the Investment Divisions as you choose. You may allocate any whole percentage to an Investment Division.

     You make the initial premium allocation when you apply for a Policy. You can change the allocation of future premiums at any time thereafter. The change will be effective for premiums applied on or after the date when we receive your request. You may request the change by telephone, by written request (which may be telecopied to us) or over the Internet. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     When we allocate net premiums to your Policy's Investment Divisions, we convert them into accumulation units of the Investment Divisions. We determine the number of accumulation units by dividing the dollar amount of the net premium by the accumulation unit value. For your initial premium, we use the accumulation unit value on the date your initial net premium is transferred from the Fixed Account to the Investment Divisions. For subsequent premiums, we use the accumulation unit value next determined after receipt of the payment. (See "Cash Value.")


     RECEIPT OF COMMUNICATIONS AND PAYMENTS AT METLIFE'S DESIGNATED OFFICE

     We will treat your request for a Policy transaction, or your submission of a payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Designated Office before the close of regular trading on the New York Stock Exchange on that day (usually 4:00 p.m. Eastern Time). If we receive it after that time, or if the New York Stock Exchange is not open that day, then we will treat it as received on the next day when the New York Stock Exchange is open. These rules apply regardless of the reason we did not receive your request by the close of regular trading on the New York Stock Exchange--even if due to our delay (such as a delay in answering your telephone call).

     The Designated Office for premium payments is printed on the billing statement we mail to you. If you do not have your billing statement you may call us at 1-800-638-5000 to obtain the address. The address to use depends on whether you purchase the Policy through a registered representative of our affiliate MetLife Securities, Inc., or through another registered representative. If you purchase the Policy through a registered representative of our affiliate, premium payments should be mailed to MetLife, P.O. Box 371351, Pittsburgh, PA 15250-7351. If your representative is not registered with our affiliate, premium payments should be mailed to MetLife, P.O. Box 371862, Pittsburgh, PA 15250-7862. The Designated Office for other transactions is as follows:


      Payment Inquiries and                       MetLife
      Correspondence                              P.O. Box 354
                                                  Warwick, RI 02887-0354
      Beneficiary and Ownership                   MetLife
      Changes                                     P.O. Box 313
                                                  Warwick, RI 02887-0313
      Surrenders, Loans,                          MetLife
      Withdrawals and                             P.O. Box 543
      Investment Division Transfers               Warwick, RI 02887-0543
      Cancellations (Right to Examine Policy      MetLife
      Period)                                     Free Look Unit
                                                  500 Schoolhouse Road
                                                  Johnstown, PA 15904
      Death Claims                                MetLife
                                                  P.O. Box 353
                                                  Warwick, RI 02887-0353
      Investment Division Transfers and Other     (800) 638-5000
      Telephone Transactions and Inquiries

     You may request a cash value transfer or reallocation of future premiums by written request (which may be telecopied) to us, by telephoning us or over the Internet (subject to our restrictions on frequent transfers). To request a transfer or reallocation by telephone, you should contact your registered representative or contact us at 1-800-638-5000. To request a transfer over the Internet, you may log on to our website at www.metlife.com. We use reasonable procedures to confirm that instructions communicated by telephone, facsimile or Internet are genuine. Any telephone, facsimile or Internet instructions that we reasonably believe to be genuine are your responsibility, including losses arising from any errors in the communication of instructions. However, because telephone and Internet transactions may be available to anyone who provides certain information about you and your Policy, you should protect that information. We may not be able to verify that you are the person providing telephone or Internet instructions, or that you have authorized any such person to act for you.

     Telephone, facsimile, and computer systems (including the Internet) may not always be available. Any telephone, facsimile or computer system, whether it is yours, your service provider's, your registered representative's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Designated Office.

     If you send your premium payments or transaction requests to an address other than the one we have designated for receipt of such payments or requests, we may return the premium payment to you, or there may be a delay in applying the premium payment or transaction to your Policy.


CYBERSECURITY

     Our variable life insurance business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Portfolios and the firms involved in the distribution and sale of our variable life insurance policies). For example, many routine operations, such as processing Policy Owners' requests and elections and day-to-day record keeping, are all executed through computer networks and systems.

     We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on MetLife and the Separate Account, as well as individual Policy Owners and their Policies. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.

     Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of Policy transactions, including the processing of transfer orders from our website or with the Portfolios; impact our ability to calculate unit values; cause the release and possible destruction of confidential Policy Owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.


PAYMENT OF PROCEEDS

     We ordinarily pay any cash surrender value, loan value or death benefit proceeds from the Investment Divisions within seven days after we receive a request, or proof of death of the insured (and any other information we need to pay the death proceeds). (See "Receipt of Communications and Payments at MetLife's Designated Office.") However, we may delay payment (except when a loan -or withdrawal is made to pay a premium to us, or when we are paying the face amount as death proceeds) or transfers from the Investment Divisions: (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closing), or if trading on the New York Stock Exchange is restricted as determined by the SEC; or (ii) if an emergency exists as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

     We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Policy Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, facsimile, Internet or other means of communications to verify that payment from the Policy Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Policy Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

     We will pay the proceeds in one sum, by check unless otherwise requested.
- If requested, we may pay the proceeds by placing the amount in an account that earns interest, by any other method of payment that provides the beneficiary with immediate and full access to the proceeds, or under other settlement options that we may make available. None of these options vary with the investment performance of the Separate Account. More detailed information concerning settlement options is available in the Statement of Information and on request from our Designated Office. We will pay interest on the proceeds as required by applicable state law.

     Unless otherwise requested, the Policy's death proceeds will generally be paid to the beneficiary by check. If requested, the death proceeds may be paid to the beneficiary through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate. You may also elect to have any Policy surrender proceeds paid into a Total Control Account established for you.

     Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

     Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the beneficiary of the death benefit, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on our books and records. ("Escheatment" is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim it with the proper documentation. To prevent your Policy's death benefit from being paid to the state's abandoned or unclaimed property office, it is important that you update your beneficiary designation--including complete names and complete address--if and as they change. You should contact our Designated Office in order to make a change to your beneficiary designation. (See "Receipt of Communications and Payments at MetLife's Designated Office.")


                                   CASH VALUE

     Your Policy's total cash value includes its cash value in the Separate Account and in the Fixed Account. If you have a Policy loan, the cash value also includes the amount we hold in the Loan Account as a result of the loan. The cash value reflects:

     -- net premium payments

     -- the net investment experience of the Policy's Investment Divisions

     -- interest credited to cash value in the Fixed Account

     -- interest credited to amounts held in the Loan Account for a Policy loan

     -- the death benefit option you choose

     -- Policy charges

     -- partial withdrawals

     -- transfers among the Investment Divisions and the Fixed Account.

     The Policy's total cash value in the Separate Account equals the number of accumulation units credited in each Investment Division multiplied by that Investment Division's accumulation unit value. We convert any premium, interest earned on loan cash value, or cash value allocated to an Investment Division into accumulation units of the Investment Division. Surrenders, partial withdrawals, Policy loans, transfers and charges deducted from the cash value reduce the number of accumulation units credited in an Investment Division. We determine the number of accumulation units by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value next determined following the transaction. (In the case of an initial premium, we use the accumulation unit value on the investment start date.)

     The accumulation unit value of an Investment Division depends on the net investment experience of its corresponding Portfolio and reflects fees and expenses of the Portfolio. We determine the accumulation unit value as of the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading by multiplying the most recent accumulation unit value by the net investment factor ("NIF") for that day (see below).

     The NIF for an Investment Division reflects:

     -- the change in net asset value per share of the corresponding Portfolio
        (as of the close of regular trading on the Exchange) from its last value,

     -- the amount of dividends or other distributions from the Portfolio since the last determination of net asset value per share, and

     -- any deductions for taxes that we make from the Separate Account.

     The NIF can be greater or less than one.


                                 DEATH BENEFITS

     If the insured dies while the Policy is in force, we pay a death benefit to the beneficiary. Coverage under the Policy generally begins when you pay the initial premium. If you make a premium payment with the application, we will cover the insured under a temporary insurance agreement for a limited time that begins on the later of the date we receive the premium payment or the date of any required medical examination. Temporary coverage is not available for proposed insureds who have received medical treatment for, or been diagnosed as having, certain conditions or diseases specified in the temporary insurance agreement. The maximum temporary coverage is the lesser of the amount of insurance applied for and $1,000,000.

     DEATH BENEFIT OPTIONS. When you apply for a Policy, you must choose among two death benefit options. If you fail to select a death benefit option in the application, we will seek the required information from you.

     The Option A death benefit is equal to the face amount of the Policy. The Option A death benefit is fixed, subject to increases required by the Internal Revenue Code of 1986 (the "Code").

     The Option B death benefit is equal to the face amount of the Policy, plus the Policy's cash value, if any. The Option B death benefit is also subject to increases required by the Code.

     CHOICE OF TAX TEST. The Internal Revenue Code requires the Policy's death benefit to be not less than an amount defined in the Code. As a result, if the cash value grows to certain levels, the death benefit increases to satisfy tax law requirements.

     When you apply for your Policy, you select which tax test will apply to the death benefit. You will choose between: (1) the guideline premium test, and
(2) the cash value accumulation test. The test you choose at issue cannot be changed.

     Under the GUIDELINE PREMIUM TEST, the amount of premium that can be paid is subject to tax law limits. Additionally, the death benefit will not be less than the cash value times the guideline premium factor. See Appendix A.

     Under the CASH VALUE ACCUMULATION TEST, the death benefit will not be less than the cash value times the net single premium factor set by the Code. Net single premium factors are based on the age, smoking status, and sex (if not unisex) of the insured at the time of the calculation. Sample net single premium factors appear in Appendix A.

     If cash value growth in the later Policy years is your main objective, the guideline premium test may be the appropriate choice because it does not require as high a death benefit as the cash value accumulation test, and therefore cost of insurance charges may be lower, once the Policy's death benefit is subject to increases required by the Code. If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given face amount, and a higher death benefit may result in the long term. If cash value growth in the early Policy years is your main objective, the cash value accumulation test may be the appropriate choice because it allows you to invest more premiums in the Policy for each dollar of death benefit.

     AGE 121. The death benefit payable under Option A on or after the insured's attained age 121 will be the greater of:

     -- 101% of the cash value on the date of death, or

     -- the face amount of the base Policy on the date of the insured's death plus any rider death benefits determined as of the day prior to the insured's attained age 121 (unless otherwise indicated in the rider).

     The death benefit payable under Option B on or after the insured's attained age 121 will be the face amount of the base Policy on the date of the insured's death, plus the cash value on the date of death.

     The tax consequences of keeping the Policy in force beyond the insured's attained age 121 are unclear.


DEATH PROCEEDS PAYABLE

     The death proceeds we pay are equal to the death benefit on the date of the insured's death, reduced by any outstanding loan and accrued loan interest on that date. If death occurs during the grace period, we reduce the proceeds by the amount of unpaid Monthly Deductions. (See "Lapse and Reinstatement.") We increase the death proceeds (1) by any rider benefits payable and (2) by any cost of insurance charge made for a period beyond the date of death. The Acceleration of Death Benefit Rider can have an effect on the amount of death proceeds payable. (See "Additional Benefits by Rider.")

     We may adjust the death proceeds if the insured's age or sex (except for unisex Policies) was misstated in the application, if death results from the insured's suicide within two years from the Policy's date of issue, or if a rider limits the death benefit.

     SUICIDE. If the insured commits suicide within two years from the date of issue, the death benefit will be limited to premiums paid, less any partial withdrawals, less any loan and loan interest outstanding on the date of death. If the insured commits suicide more than two years from the date of issue and within two years after the effective date of an increase in face amount, the death benefit for such increase may be limited to the Monthly Deductions for the increase.


CHANGE IN DEATH BENEFIT OPTION

     After the first Policy year you may change your death benefit option, subject to our underwriting rules, by written request to our Designated Office. The change will be effective on the date we approve your request if the change would result in an increase in the net amount at risk. We may require proof of insurability. A change in death benefit option may have tax consequences.

     If you change from Option A to Option B, we reduce the Policy's face amount if necessary so that the death benefit is the same immediately before and after the change. A face amount reduction below $50,000 requires our consent. If we reduce the face amount, we will first reduce any prior increases in face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial face amount, and then any increase in face amount from a prior change in death benefit option, but not below the Policy minimum. A partial withdrawal of cash value may be necessary to meet Federal tax law limits on the amount of premiums that you can pay into the Policy. Any face amount reduction resulting from a change in death benefit option will not result in a reduction of the Coverage Expense Charge. (See "Charges - Monthly Deduction from Cash Value - Coverage Expense Charge.")

     If you change from Option B to Option A, we increase the Policy's face amount, if necessary, so that the death benefit is the same immediately before and after the change. This increase in face amount is not subject to the Coverage Expense Charge.


INCREASE IN FACE AMOUNT

     You may increase the Policy's face amount. We require satisfactory evidence of insurability, and the insured's attained age must be 85 or less. The minimum amount of increase permitted is $5,000. The increase is effective on the date we approve your request. Requests for face amount increases should be submitted to our Designated Office. An increase in face amount may have tax consequences.

     The face amount increase will have its own Target Premium, as well as its own current cost of insurance rates, Coverage Expense Charge and Right to Examine Policy and suicide and contestability periods as if it were a new Policy. (See "Monthly Deduction from Cash Value," "Partial Withdrawal" and "Reduction in Face Amount.") When calculating the monthly cost of insurance charge, we attribute the Policy's cash value first to any remaining initial face amount (including any increase in face amount from a prior change in death benefit option), then to any face amount increases in the order in which they were issued, for purposes of determining the net amount at risk.

     We reserve the right to (i) restrict certain Policy changes, such as death benefit increases, or (ii) require the issuance of a new Policy in connection with such Policy changes if we deem it administratively necessary or prudent to do so in order to comply with applicable law, including applicable Federal income tax law.


REDUCTION IN FACE AMOUNT

     After the first Policy year, you may reduce the face amount of your Policy. A face amount reduction will decrease the Policy's death benefit unless we are increasing the death benefit to satisfy Federal income tax laws, in which case a face amount reduction will not decrease the death benefit. A reduction in face amount in this situation may not be advisable. The amount of any face reduction must be at least $5,000, and the face amount remaining after a reduction must meet our minimum face amount requirements for issue, except with our consent.

     If you choose to reduce your Policy's face amount, we will first decrease any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred, then any remaining initial base Policy face amount, and then any increase in face amount from a prior change in death benefit option.

     A reduction in face amount reduces the Federal tax law limits on the amount of premiums that you can pay under the Policy under the guideline premium test. In these cases, a portion of the Policy's cash value may have to be paid to you to comply with Federal tax law.

     As stated above (see "Increase in Face Amount"), the initial face amount of the Policy and any face amount increase(s) each have their own separate Coverage Expense Charges. Face amount reductions (regardless of cause) will not result in a reduction in the Coverage Expense Charge that applies to the initial face amount or a face amount increase. (See "Charges - Monthly Deduction from Cash Value - Coverage Expense Charge.")

     A face amount reduction takes effect on the date we receive your request. You can contact your registered representative or the Designated Office for information on face amount reduction procedures.

     A reduction in the face amount of a Policy may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a reduction in face amount, you should consult your tax adviser regarding the tax consequences of the transaction. (See "Tax Considerations.")


                       SURRENDERS AND PARTIAL WITHDRAWALS

SURRENDER

     You may surrender the Policy for its cash surrender value at any time while the insured is living. We determine the cash surrender value as of the date when we receive the surrender request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The cash surrender value equals the cash value reduced by any Policy loan and accrued interest.

     If you surrender the Policy, coverage will terminate on the monthly anniversary on or next following the date of surrender. If the insured dies on or after the surrender date, but before the termination date, we will reverse the surrender and will pay the Policy's death benefit to the beneficiary, but we will deduct from the death proceeds an amount equal to the cash surrender value paid to you.

     You may apply all or part of the surrender proceeds to a payment option. Once a Policy is surrendered, all coverage and benefits cease and cannot be reinstated. A surrender may result in adverse tax consequences. (See "Tax Considerations" below.)


PARTIAL WITHDRAWAL

     After the first Policy anniversary you may withdraw a portion of the Policy's cash surrender value. A partial withdrawal reduces the Policy's death benefit and may reduce the Policy's face amount if necessary so that the amount at risk under the Policy will not increase. A partial withdrawal may also reduce rider benefits.

     We have the right to limit partial withdrawals to no more than 90% of the cash surrender value. In addition, a partial withdrawal will be limited by any restriction that we currently impose on withdrawals from the Fixed Account. (See "The

Fixed Account.") Currently, we permit partial withdrawals equal to the lesser of 100% of the Policy's cash surrender value in the Separate Account as of the beginning of the year, or the maximum amount that can be withdrawn without causing the Policy's face amount to fall below the minimum permitted. You may not make a partial withdrawal that would reduce your cash surrender value to less than the amount of two Monthly Deductions. We have the right to limit partial withdrawals to 12 per Policy year. Currently we do not limit the number of partial withdrawals. We reserve the right to impose a charge of $25 on each partial withdrawal.

     Any face amount reduction resulting from a partial withdrawal will reduce the face amount in the following order: any prior increases in base Policy face amount that you applied for, in the reverse order in which the increases occurred; any remaining initial face amount; and then any face amount increases resulting from a change in death benefit option, down to the required minimum. A face amount reduction resulting from a partial withdrawal will not result in a reduction of the Coverage Expense Charge. (See "Charges - Monthly Deduction from Cash Value - Coverage Expense Charge.")

     A partial withdrawal reduces the cash value in the Investment Divisions of the Separate Account and the Fixed Account in the same proportion that the cash value in each bears to the Policy's total unloaned cash value. We determine the amount of cash surrender value paid upon a partial withdrawal as of the date when we receive a request. You can contact your registered representative or our Designated Office for information on partial withdrawal procedures. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     A reduction in the death benefit as a result of a partial withdrawal may create a modified endowment contract or have other adverse tax consequences. If you are contemplating a partial withdrawal, you should consult your tax adviser regarding the tax consequences. (See "Tax Considerations.")


                                   TRANSFERS

TRANSFER OPTION

     You may transfer your Policy's cash value between and among the Investment Divisions and the Fixed Account. If the Policy is in force and you have not exercised your conversion right (see "The Policies -- Conversion Right"), your right to transfer begins 20 days after we apply your initial premium to the Policy. We reserve the right to limit transfers to four per Policy year and to impose a charge of $25 per transfer. Currently we do not limit the number of transfers per Policy year or impose a charge on transfers. We treat all transfer requests made at the same time as a single request. The transfer is effective as of the date when we receive the transfer request, if the request is received before the close of regular trading on the New York Stock Exchange. Transfer requests received after that time, or on a day that the New York Stock Exchange is not open, will be effective on the next day that the New York Stock Exchange is open. (See "Receipt of Communications and Payments at MetLife's Designated Office.") For special rules regarding transfers involving the Fixed Account, see "The Fixed Account".

     RESTRICTIONS ON FREQUENT TRANSFERS. Frequent requests from Policy Owners to transfer cash value may dilute the value of a Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Portfolio and the reflection of that change in the Portfolio's share price ("arbitrage trading"). Frequent transfers involving arbitrage trading may adversely affect the long-term performance of the Portfolios, which may in turn adversely affect Policy Owners and other persons who may have an interest in the Policies (e.g., beneficiaries).

     We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Portfolios (i.e., the MSCI EAFE(R) Index Portfolio and Russell 2000(R) Index Portfolio- the "Monitored Portfolios") and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield Portfolios, in a 12-month period there were, (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current cash value; and (3) two or more "round-trips" involving any Portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER PORTFOLIOS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER ACTIVITY IN THOSE PORTFOLIOS. We may change the Monitored Portfolios at any time without notice in our sole discretion.

     Our policies and procedures may result in transfer restrictions being applied to deter frequent transfers. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, we require future transfer requests to or from any Monitored Portfolios or other identified Portfolios under that Policy to be submitted either (i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under an Automated Investment Strategy are not treated as transfers when we monitor the frequency of transfers.

     The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Policy Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Policy. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Policy Owners and other persons with interests in the Policies. We do not accommodate frequent transfers in any Portfolio and there are no arrangements in place to permit any Policy Owner to engage in frequent transfers; we apply our policies and procedures without exception, waiver, or special arrangement.

     The Portfolios may have adopted their own policies and procedures with respect to frequent transfers in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer policies and procedures of the Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Policy Owners, and to execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Policy Owners who violate the frequent transfer policies established by the Portfolio.

     In addition, Policy Owners and other persons with interests in the Policies should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance products and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their frequent transfer policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus Policy Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios. If a Portfolio believes that an omnibus order reflects one or more transfer requests from Policy Owners engaged in frequent trading, the Portfolio may reject the entire omnibus order.

     In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers (even if an entire omnibus order is rejected due to the frequent transfers of a single Policy Owner). You should read the Portfolio prospectuses for more details.

     RESTRICTIONS ON LARGE TRANSFERS. Large transfers may increase brokerage and administrative costs of the underlying Portfolios and may disrupt portfolio management strategy, requiring a Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations. We do not monitor for large transfers to or from Portfolios except where the portfolio manager of a particular underlying Portfolio has brought large transfer activity to our attention for investigation on a case-by-case basis. For example, some portfolio managers have asked us to monitor for "block transfers" where transfer requests have been submitted on behalf of multiple Policy Owners by a third party such as an investment adviser. When we detect such large trades, we may impose restrictions similar to those described above where future transfer requests from that third party must be submitted either
(i) in writing with an original signature or (ii) by telephone prior to 10:00 a.m. A first occurrence will result in the imposition of this restriction for a six-month period; a second occurrence will result in the permanent imposition of the restriction.

     In addition to the foregoing, your right to make transfers is subject to limitations or modifications by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the Investment Divisions is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that we consider to be to the disadvantage of other owners. A limitation or modification could be applied to transfers to and from one or more of the Investment Divisions and could include: (1) the requirement of a minimum time period between each transfer; (2) not accepting a transfer request from a third party acting under authorization on behalf of more than one owner; (3) limiting the dollar amount that may be transferred by an owner between Investment Divisions at any one time; or (4) requiring that a transfer request be provided in writing and signed by the owner.


                                     LOANS

     You may borrow from your Policy at any time. The maximum amount you may borrow, calculated as of the date of the loan, is the greater of 75% of the Policy's cash surrender value or:

     -- the Policy's cash value, less

     -- any Policy loan balance, less

     -- loan interest due to the next Policy anniversary, less

     -- the most recent Monthly Deduction times the number of months to the next Policy anniversary, plus

     -- interest credited on the cash value at the guaranteed interest rate to the next Policy anniversary.

     We make the loan as of the date when we receive a loan request. (See "Receipt of Communications and Payments at MetLife's Designated Office.") You may increase your risk of lapse if you take a loan. You should contact our Designated Office or your registered representative for information on loan procedures.

     A Policy loan reduces the Policy's cash value in the Investment Divisions and the Fixed Account by the amount of the loan. A loan repayment increases the cash value in the Investment Divisions and the Fixed Account by the amount of the repayment. We attribute Policy loans to the Investment Divisions and the Fixed Account in proportion to the cash value in each. We transfer cash value equal to the amount of the loan from the Investment Divisions and the Fixed Account to the Loan Account (which is part of our general account).

     You may repay all or part of your loan at any time while the insured is still alive. When you make a loan repayment, we transfer an amount of cash value equal to the repayment from the Loan Account to the Divisions of the Separate Account and to the Fixed Account in proportion to the cash value in each. (See "Receipt of Communications and Payments at MetLife's Designated Office.")

     We guarantee that the interest rate charged on Policy loans will not be more than 5.00% per year in Policy years 1-10 and 2.25% per year thereafter.

     Policy loan interest is due and payable annually on each Policy anniversary. If not paid when due, we add the interest accrued to the loan amount, and we transfer an amount of cash value equal to the unpaid interest from the Investment Divisions and the Fixed Account to the Loan Account in the same manner as a new loan.

     Cash value in the Loan Account earns interest at not less than 2.0% per year and is transferred on each Policy anniversary to the Investment Divisions and to the Fixed Account in proportion to the cash value in each. The interest credited will also be transferred: (1) when you take a new loan; (2) when you make a full or partial loan repayment; and (3) when the Policy enters the grace period. The interest credited on loan collateral will be at least equal to the interest rate charged on the loan less 2.00%.

     The amount taken from the Policy's Investment Divisions as a result of a loan does not participate in the investment experience of the Investment Divisions. Therefore, loans can permanently affect the death benefit and cash value of the Policy, even if repaid. In addition, we reduce any proceeds payable under a Policy by the amount of any outstanding loan plus accrued interest.

     If a Policy loan is outstanding, it may be better to repay the loan than to pay a premium, because the payment is subject to sales and premium tax charges, and the loan repayment is not subject to charges. (See "Deductions from Premiums.") If you want us to treat a payment as a loan repayment, it should be clearly marked as such.

     A loan that is taken from, or secured by, a Policy may have tax consequences. Although the issue is not free from doubt, we believe that a loan from or secured by a Policy that is not classified as a modified endowment contract should generally not be treated as a taxable distribution. Nevertheless, the tax consequences associated with loans outstanding after the tenth Policy year are uncertain. A tax adviser should be consulted when considering a loan.


                            LAPSE AND REINSTATEMENT

LAPSE

     In any month that your Policy's cash surrender value is not large enough to cover a Monthly Deduction, your Policy will be in default, and may lapse.

     If the cash surrender value is insufficient to pay the Monthly Deduction, the Policy will enter a 62-day grace period during which you will have an opportunity to pay a premium sufficient to keep the Policy in force. We will tell you the amount due. If you fail to pay this amount before the end of the grace period, the Policy will terminate.

     Your Policy may also lapse if Policy loans plus accrued interest exceed the Policy's cash value. Your Policy may be protected against lapse in these circumstances if the Overloan Protection Rider has been purchased and the requirements for coverage under the Overloan Protection Rider are met. If your Policy is not so protected, we will notify you that the Policy is going to terminate. The Policy terminates without value unless you make a sufficient payment within the later of 62 days from the monthly anniversary immediately before the date when the excess loan occurs or 31 days after we mail the notice. If the Policy lapses with a loan outstanding, adverse tax consequences may result. (See "Tax Considerations" below.)


REINSTATEMENT

     If your Policy has lapsed, you may reinstate it within three years after the date of lapse if the insured has not attained age 121. If more than three years have passed, you need our consent to reinstate. Reinstatement in all cases requires payment of certain charges described in the Policy and usually requires evidence of insurability that is satisfactory to us. The minimum amount you must pay is three Monthly Deductions.

     When we determine charges other than cost of insurance and the Policy loan interest rate, we do not count the amount of time that a Policy was lapsed.


                          ADDITIONAL BENEFITS BY RIDER

     You can add additional benefits to the Policy by rider, subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from cash value. The rider benefits available with the Policy provide fixed benefits that do not vary with the investment experience of the Separate Account.

     There is no limit on the number of riders you can elect to add to your Policy at issue. However, you may not elect both the Waiver of Monthly Deduction Rider and the Waiver of Specified Premium Rider.

     The following riders, some of which have been described previously, are available:

     WAIVER OF MONTHLY DEDUCTION RIDER, which provides for waiver of Monthly Deductions in the event of the disability of the insured.

     WAIVER OF SPECIFIED PREMIUM RIDER, which provides for waiver of a specified amount of monthly premium in the event of the disability of the insured.

     ACCELERATION OF DEATH BENEFIT RIDER, which allows a Policy Owner to accelerate payment of all or part of the Policy's death benefit if the insured is terminally ill. In calculating the Accelerated Death Benefit, we assume that death occurs one year from the date of claim and we discount the future death benefit using an interest rate not to exceed the greater of (1) the current yield on 90-day Treasury bills, and (2) the maximum policy loan interest rate under the Policy. The Policy Owner must accelerate at least $50,000 (or 25% of the death benefit, if less), but not more than the greater of $250,000 or 10% of the death benefit. As an example, if a Policy Owner accelerated the death benefit of a Policy with a face amount of $1,000,000, the maximum amount that could be accelerated would be $250,000. Assuming an interest rate of 6%, the present value of the benefit would be $235,849. If we exercised our reserved right to impose a $150 processing fee, the benefit payable would be $235,849 less $150, or $235,699.

     OVERLOAN PROTECTION RIDER, which provides protection from Policy lapse due to an excess Policy loan.

     For complete details on the terms and conditions of any of the riders, ask your registered representative for a specimen rider.

     Riders in addition to those listed above may be made available. You should consult your registered representative regarding the availability of riders.


                               THE FIXED ACCOUNT

     You may allocate net premiums and transfer cash value to the Fixed Account, which is part of MetLife's general account. Because of exemptive and exclusionary provisions in the Federal securities laws, interests in the Fixed Account are not registered under the Securities Act of 1933. Neither the Fixed Account nor the general account is registered as an investment company under the Investment Company Act of 1940. Therefore, neither the Fixed Account, the general account nor any interests therein are generally subject to the provisions of these Acts, and the SEC does not review Fixed Account disclosure. This disclosure may, however, be subject to certain provisions of the Federal securities laws on the accuracy and completeness of prospectuses.


GENERAL DESCRIPTION

     Our general account includes all of our assets except assets in the Separate Account or in our other separate accounts. We decide how to invest our general account assets. Fixed Account allocations do not share in the actual investment experience of the general account. Instead, we guarantee that the Fixed Account will credit interest at an annual effective rate of at least 2%. We may or may not credit interest at a higher rate. We declare the current interest rate for the Fixed Account periodically. The Fixed Account earns interest daily.


VALUES AND BENEFITS

     Cash value in the Fixed Account increases from net premiums allocated and transfers to the Fixed Account and Fixed Account interest, and decreases from loans, partial withdrawals made from the Fixed Account, charges and transfers from the Fixed Account. We deduct charges from the Fixed Account and the Policy's Investment Divisions in proportion to the amount of cash value in each. (See "Monthly Deduction from Cash Value.") A Policy's total cash value includes cash value in the Separate Account, the Fixed Account, and any cash value held in the Loan Account due to a Policy loan.

     Cash value in the Fixed Account is included in the calculation of the Policy's death benefit in the same manner as the cash value in the Separate Account. (See "Death Benefits.")


POLICY TRANSACTIONS

     Except as described below, the Fixed Account has the same rights and limitations regarding premium allocations, transfers, loans, surrenders and partial withdrawals as the Separate Account. The following special rules apply to the Fixed Account.

     If the Policy is in force and you have not exercised your conversion right (see "The Policies -- Conversion Right"), twenty days after we apply the initial premium to the Policy you may transfer cash value from the Fixed Account to the Separate Account. The amount of any transfer must be at least $50, unless the balance remaining would be less than $50, in which case you may withdraw or transfer the entire Fixed Account cash value. After the first Policy year you may withdraw cash value from the Fixed Account. We reserve the right to only allow transfers and withdrawals from the Fixed Account only once each Policy year and only during the 30-day period that follows the Policy anniversary. The total amount of transfers and withdrawals in a Policy year may not exceed the greater of (a) 25% of the Policy's cash surrender value in the Fixed Account at the beginning of the Policy year, (b) the previous Policy year's maximum allowable withdrawal amount, and (c) 100% of the cash surrender value in the Fixed Account if withdrawing the greater of (a) and
(b) would result in a Fixed Account balance of $50 or less. We are not currently imposing the maximum limit on transfers and withdrawals from the Fixed Account, but we reserve the right to do so.

     There is currently no transaction charge for partial withdrawals or transfers. We reserve the right to limit partial withdrawals to 12 and transfers to four in a Policy year and to impose a charge of $25 for each partial withdrawal or transfer. We may revoke or modify the privilege of transferring amounts to the Fixed Account at any time. We may also modify the privilege of transferring amounts from the Fixed Account at any time.

     Unless you request otherwise, a Policy loan reduces the Policy's cash value in the Investment Divisions and the Fixed Account proportionately. We allocate all loan repayments in the same proportion that the cash value in each Investment Division and the Fixed Account bears to the Policy's total unloaned cash value. The amount transferred from the Policy's Investment Divisions and the Fixed Account as a result of a loan earns interest at an effective rate of at least 2% per year, which we credit to the Policy's cash value in the Investment Divisions and the Fixed Account in proportion to the Policy's cash value in each on the day it is credited.

     We take partial withdrawals from the Policy's Investment Divisions and the Fixed Account in the same proportion that the cash value in each account bears to the Policy's total unloaned cash value.

     We can delay surrenders, withdrawals and Policy loans from the Fixed Account for up to six months. We will not delay loans to pay premiums on policies issued by us.


                                    CHARGES

     We make certain charges and deductions under the Policy. These charges and deductions compensate us for: (1) services and benefits we provide; (2) costs and expenses we incur; and (3) risks we assume.

Services and benefits we provide:

   o the death benefit, cash, and loan benefits under the Policy

   o investment options, including premium allocations

   o administration of elective options

   o the distribution of reports to Policy Owners

Costs and expenses we incur:

   o costs associated with processing and underwriting applications, and with issuing and administering the Policy (including any riders)

   o overhead and other expenses for providing services and benefits

   o sales and marketing expenses

   o other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees

Risks we assume:

   o that the cost of insurance charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate

   o that the cost of providing the services and benefits under the Policies exceed the charges we deduct

     The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Policy. For example: (1) the sales charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Mortality and Expense Risk Charge and the cost of insurance charge, to help cover those expenses; or (2) if premium taxes or our Federal income tax liability related to premiums increase, the premium tax charge or federal tax charge may not fully cover our tax-related expenses, and we may use proceeds from other charges, such as the sales charge, to help cover those expenses. We may profit from certain Policy charges.


DEDUCTIONS FROM PREMIUMS

     Prior to the allocation of a premium, we deduct a percentage of your premium payment. We credit the remaining amount (the net premium) to the Investment Divisions and the Fixed Account according to your allocation instructions. The deductions we make from each premium payment are the sales charge, the premium tax charge, and the federal tax charge.

     SALES CHARGE. Currently, we deduct a 0.75% sales charge from each premium payment. The sales charge is guaranteed not to exceed 0.75% of each premium payment in Policy year 1 and 2.75% of each premium payment in all subsequent Policy years.

     PREMIUM TAX CHARGE. We deduct 2.00% from each premium for premium taxes and administrative expenses. Premium taxes vary from state to state, but we deduct a flat 2.00%, which is based on an average of such taxes. Administrative expenses covered by this charge include those related to premium tax and certain other state filings.

     FEDERAL TAX CHARGE. We deduct 1.25% from each premium for our Federal income tax liability related to premiums.
--------------------------------------------------------------------------------
     EXAMPLE: The following chart shows the net amount that we would allocate to the Policy assuming a premium payment of $4,000.


               NET
 PREMIUM     PREMIUM
---------   ---------
  $4,000     $4,000
                        (0.75% x $4,000) + (2.00% x $4,000) + (1.25% x $4,000) = total sales, premium tax and Federal
              -$160     tax charges
             ------
             $3,840     Net Premium

--------------------------------------------------------------------------------

SURRENDER CHARGE


     This Policy does not have a Surrender Charge.


PARTIAL WITHDRAWAL CHARGE

     We reserve the right to impose a $25 processing charge on each partial withdrawal. If imposed, this charge would compensate us for administrative costs in generating the withdrawn payment and in making all calculations that may be required because of the partial withdrawal. We are currently waiving this charge.


TRANSFER CHARGE

     We reserve the right to impose a $25 processing charge on each transfer between Investment Divisions or between an Investment Division and the Fixed Account to compensate us for the costs of processing these transfers. We are currently waiving this charge.


ILLUSTRATION OF BENEFITS CHARGE

     We reserve the right to impose a $25 charge for each illustration of Policy benefits that you request in excess of one per year. If imposed, this charge would compensate us for the cost of preparing and delivering the illustration to you. We are currently waiving this charge.


MONTHLY DEDUCTION FROM CASH VALUE

     On the first day of each Policy month, starting with the Policy Date, we deduct the "Monthly Deduction" from your cash value.

     If the cash surrender value is not large enough to cover the entire Monthly Deduction, we will make the deduction to the extent cash value is available, but the Policy will be in default, and it may lapse. (See "Lapse and Reinstatement.")

     There is no Monthly Deduction on or after the Policy anniversary when the insured attains age 121.

     The Monthly Deduction reduces the cash value in each Investment Division and in the Fixed Account in proportion to the cash value in each. However, you may request that we charge the Monthly Deduction to a specific Investment Division or to the Fixed Account. If, in any month, the designated account has insufficient cash value to cover the Monthly Deduction, we will first reduce the designated account cash value to zero and then charge the remaining Monthly Deduction to all Investment Divisions and, if applicable, the Fixed Account, in proportion to the cash value in each.

     The Monthly Deduction includes the following charges:

     POLICY CHARGE. The current Policy Charge is equal to $10 per month in all Policy years. The Policy Charge compensates us for administrative costs such as record keeping, processing death benefit claims and policy changes, preparing and mailing reports, and overhead costs. The Policy Charge is guaranteed not to exceed $20 per month in all Policy years.

     COVERAGE EXPENSE CHARGE. We impose a monthly charge for the costs of underwriting, issuing (including sales commissions), and administering the Policy or the face amount increase. The monthly charge is imposed on the initial face amount of the Policy, as well as the initial amount of any requested face amount increase, and varies by the initial face amount of the Policy or the initial amount of the face amount increase and duration, and by the insured's issue age, smoking status, risk class (at the time the Policy or a face amount increase is issued), and, except for unisex Policies, the insured's sex. Face amount reductions (regardless of cause) will not result in a reduction of the Coverage Expense Charge that applies to the initial face amount or a face amount increase. Currently, we only impose the Coverage Expense Charge on the initial face amount of the Policy during the first Policy year, and on the initial face amount of a requested face amount increase during the first Policy year following the face amount increase. The Coverage Expense Charge is guaranteed not to be imposed on the initial face amount of the Policy for more than the first twenty Policy years, and on the initial face amount of a requested face amount increase for more than the first twenty Policy years following the face amount increase.

     MONTHLY CHARGES FOR THE COST OF INSURANCE. This charge covers the cost of providing insurance protection under your Policy. The cost of insurance charge for a Policy month is equal to the "amount at risk" under the Policy, multiplied by the cost of insurance rate for that Policy month. We determine the amount at risk on the first day of the Policy month. The amount at risk is the amount by which the death benefit (generally discounted at the monthly equivalent of 2% per year) exceeds the Policy's cash value. The amount at risk is affected by investment performance, interest, loans, premium payments, fees and charges, partial withdrawals and face amount reductions.

     The guaranteed cost of insurance rates for a Policy depend on the insured's

     -- smoking status

     -- risk class

     -- attained age

     -- sex (if the Policy is not unisex).

     The current cost of insurance rates will depend on the above factors, plus

     -- the insured's age at issue (and at the time of any face amount increase)

     -- the Policy year (and the year of any face amount increase)

     -- the Policy's face amount.

     We guarantee that the rates for underwritten Policies will not be higher than rates based on

     -- the 2001 Commissioners Standard Ordinary Mortality Tables (the "2001
        CSO Tables") with smoker/ nonsmoker modifications, for Policies issued on non-juvenile insureds (age 18 and above at issue), adjusted for substandard ratings or flat extras, if applicable

     -- the 2001 CSO Aggregate Tables (Nonsmoker Tables for attained age 16 and older), for Policies issued on juvenile insureds (below age 18 at issue).

     The actual rates we use may be lower than the maximum rates, depending on our expectations about our future mortality and expense experience, lapse rates, taxes and investment earnings. We review the adequacy of our cost of insurance rates and other non-guaranteed charges periodically and may adjust them. Any change will apply prospectively.

     The risk classes we use are

     -- for Policies issued on non-juvenile insureds: preferred smoker, standard smoker, rated smoker, elite nonsmoker, preferred nonsmoker, standard nonsmoker, and rated nonsmoker.

     -- for Policies issued on juvenile insureds: standard and rated (with our consent).

     Rated Policies have higher cost of insurance deductions. We base the guaranteed maximum mortality charges for substandard ratings on multiples of the 2001 CSO Tables.

     The following standard or better smoker and non-smoker classes are available for underwritten Policies:

     -- elite nonsmoker for Policies with face amounts of $250,000 or more where the issue age is 18 through 80;

     -- preferred smoker and preferred nonsmoker for Policies with face amounts of $100,000 or more where the issue age is 18 through 80;

     -- standard smoker and standard nonsmoker for Policies with face amounts of $50,000 or more ($25,000 for pension plans) where the issue age is 18 through 85.

     The elite nonsmoker class generally offers the best current cost of insurance rates, and the preferred classes generally offer better current cost of insurance rates than the standard classes.

     Cost of insurance rates are generally lower for nonsmokers than for smokers and generally lower for females than for males. Within a given risk class, cost of insurance rates are generally lower for insureds with lower issue ages. For Policies sold in connection with some employee benefit plans, cost of insurance rates (and Policy values and benefits) do not vary based on the sex of the insured.

     We may offer Policies on a guaranteed issue basis to certain group or sponsored arrangements. We issue these Policies up to predetermined face amount limits. Because we issue these Policies based on minimal underwriting information, they may present a greater mortality cost to us than Policies issued in a standard class. Therefore, these Policies will be issued with a risk class of standard smoker or standard nonsmoker, but will be subject to an additional flat extra charge. However, the overall cost of insurance deduction for a Policy issued on a guaranteed issue basis will not exceed the maximum cost of insurance deduction imposed under fully underwritten Policies.

     CHARGES FOR ADDITIONAL BENEFITS. We charge monthly for the cost of any additional rider benefits (other than for the Acceleration of Death Benefit and the Overloan Protection Riders, for which we deduct a one-time fee at the time of exercise) as described in the rider form.

     MORTALITY AND EXPENSE RISK CHARGE. We impose a monthly charge for our mortality and expense risks. The mortality risk we assume is that insureds may live for shorter periods of time than we estimated. The expense risk is that our costs of issuing and administering the Policies may be more than we estimated. The charge is imposed on the cash value in the Separate Account. The rate is determined on each monthly anniversary and varies based on the Policy year. The charge is guaranteed not to exceed 1.50% in Policy years 1-10 and 0.25% thereafter.


LOAN INTEREST SPREAD

     We charge you interest on a loan at a maximum effective rate of 5.00% per year in Policy years 1-10 and 2.25% per year thereafter, compounded daily. (Currently we charge interest on loans at an effective rate of 3.00% per year in Policy years 1-10 and 2.00% per year thereafter.) We also credit interest on the amount we take from the Policy's accounts as a result of the loan at a minimum annual effective rate of 2.00% per year, compounded daily. -The interest credited on loan collateral will be at least equal to the interest rate charged on the loan less 2.00%. As a result, the loan interest spread will never be more than 2.00% in Policy years 1-10 and 0.25% in Policy years 11 and later.

CHARGES AGAINST THE PORTFOLIOS AND THE INVESTMENT DIVISIONS OF THE SEPARATE
   ACCOUNT

     CHARGES FOR INCOME TAXES. We currently do not charge the Separate Account for income taxes, but in the future we may make such a charge, if appropriate. We have the right to make a charge for any taxes imposed on the Policies in the future. (See "MetLife's Income Taxes".)

     PORTFOLIO EXPENSES. There are daily charges against the Portfolio assets for investment advisory services and fund operating expenses. These are described in the Fee Table as well as in the Portfolio prospectuses.


                               TAX CONSIDERATIONS

INTRODUCTION

     The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. The summary does not address state, local or foreign tax issues related to the Policy. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations.


TAX STATUS OF THE POLICY

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we anticipate that the Policy should be deemed to be a life insurance contract under Federal tax law. However, if your Policy is issued on a substandard basis, there is additional uncertainty. Moreover, if you elect the Acceleration of Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made under the rider are unclear. We may take appropriate steps to bring the Policy into compliance with applicable requirements, and we reserve the right to restrict Policy transactions in order to do so. The insurance proceeds payable on the death of the insured will never be less than the minimum amount required for the Policy to be treated as life insurance under section 7702 of the Internal Revenue Code, as in effect on the date the Policy was issued.

     In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets. Although published guidance in this area does not address certain aspects of the Policies, we believe that the Owner of a Policy should not be treated as the owner of the Separate Account assets. We reserve the right to modify the Policies to bring them into conformity with applicable standards should such modification be necessary to prevent Owners of the Policies from being treated as the owners of the underlying Separate Account assets.

     In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements. If Portfolio shares are sold directly to either non-qualified plans or to tax-qualified retirement plans that later lose their tax qualified status, there could be adverse consequences under the diversification rules.

     The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


TAX TREATMENT OF POLICY BENEFITS

     IN GENERAL. The death benefit under a Policy should generally be excludible from the gross income of the beneficiary for Federal income tax purposes.

     In the case of employer-owned life insurance as defined in Section 101(j), the amount of the death benefit excludable from gross income is limited to premiums paid unless the Policy falls within certain specified exceptions and a notice and consent requirement is satisfied before the Policy is issued. Certain specified exceptions are based on the status of an employee as highly compensated, a director, or recently employed. There are also exceptions for Policy proceeds paid to an employee's heirs. These exceptions only apply if proper notice is given to the insured employee and consent is received from the insured employee before the issuance of the Policy. These rules apply to Policies issued August 18, 2006 and later and also apply to policies issued before August 18, 2006 after a material increase in the death benefit or other material change. An IRS reporting requirement applies to employer-owned life insurance subject to these rules. Because these rules are complex and will affect the tax treatment of death benefits, it is advisable to consult tax counsel. The death benefit will also be taxable in the case of a transfer-for-value unless certain exceptions apply.

     Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Policy Owner or beneficiary. A tax adviser should be consulted on these circumstances.

     Generally, the Policy Owner will not be deemed to be in constructive receipt of the Policy cash value until there is a distribution or a deemed distribution. When distributions from a Policy occur, or when loans are taken from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

     MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as modified endowment contracts, with less favorable income tax treatment than other life insurance contracts. Due to the Policy's flexibility with respect to premium payments and benefits, each Policy's circumstances will determine whether the Policy is a MEC. In general a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will fail the 7-pay test if at any time in the first seven Policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

     If there is a reduction in the benefits under the Policy during a 7-pay testing period, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, even after the first seven Policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit or the receipt of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the most recent 7-pay testing period. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policy Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract. The IRS has promulgated a procedure for the correction of inadvertent modified endowment contracts.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

       (1) All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy Owner's investment in the Policy only after all gain has been distributed.

       (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

       (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policy Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policy Owner or the joint lives (or joint life expectancies) of the Policy Owner and the Policy Owner's beneficiary. The foregoing exceptions generally do not apply to a Policy Owner which is a non-natural person, such as a corporation.

     If a Policy becomes a modified endowment contract, distributions will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a modified endowment contract are generally treated first as a non-taxable recovery of the Policy Owner's investment in the Policy, and only after the recovery of all investment in the Policy as gain taxable as ordinary income. However, distributions during the first 15 Policy years accompanied by a reduction in Policy benefits, including distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes, are subject to different tax rules and may be treated in whole or in part as taxable income.

     Loans from or secured by a Policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first ten Policy years are less clear and a tax adviser should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

     POLICY LOANS. In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. A loan may also be taxed when a Policy is exchanged. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

     MULTIPLE POLICIES. All modified endowment contracts that are issued by MetLife (or its affiliates) to the same Policy Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policy Owner's income when a taxable distribution occurs.

     WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's Federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

     LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN
CORPORATIONS. Policy Owners that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, Policy Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Policy Owner's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding taxation with respect to a purchase of the Policy.

     ACCELERATION OF DEATH BENEFIT RIDER. Payments received under the Acceleration of Death Benefit Rider should be excludable from the gross income of the Policy Owner except in certain business contexts. However, you should consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

     OVERLOAN PROTECTION RIDER. If you are contemplating the purchase of the Policy with the Overloan Protection Rider, you should be aware that the tax consequences of the Overloan Protection Rider have not been ruled on by the IRS or the courts. It is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Rider causes the Policy to be converted into a fixed Policy. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Rider.

     ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES. The transfer of the Policy or the designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. When the insured dies, the death proceeds will generally be includable in the Policy Owner's estate for purposes of the Federal estate tax if the Policy Owner was the insured, if the insured possessed incidents of ownership in the Policy at the time of death, or if the insured made a gift transfer of the Policy within three years of death. If the Policy Owner was not the insured, the fair market value of the Policy would be included in the Policy Owner's estate upon the Policy Owner's death.

     Moreover, under certain circumstances, the Internal Revenue Code may impose a "generation-skipping transfer tax" when all or part of a life insurance policy is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Policy Owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your Policy, or from any applicable payment, and pay it directly to the IRS.

     Qualified tax advisers should be consulted concerning the estate and gift tax consequences of Policy ownership and distributions under Federal, state and local law. The individual situation of each Policy Owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation-skipping and other taxes.

     In general, current rules provide for a $5 million estate, gift and generation-skipping transfer tax exemption (as indexed for inflation) and a top tax rate of 40 percent.

     The complexity of the tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

     OTHER POLICY OWNER TAX MATTERS. The application of certain tax rules after age 100 is not entirely clear. The tax consequences of continuing the Policy beyond the insured's attained age 121 are also unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the insured's attained age 121.

     If a trustee under a pension or profit-sharing plan, or similar deferred compensation arrangement, owns a Policy, the Federal, state and estate tax consequences could differ. The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited. Providing excessive life insurance coverage in a retirement plan will have adverse tax consequences. The inclusion of riders, such as waiver of premium riders, may also have adverse tax consequences. Therefore, it is important to discuss with your tax adviser the suitability of the Policy, including the suitability of coverage amounts and Policy riders, before any purchase by a retirement plan. Any proposed distribution or sale of a Policy by a retirement plan will also need to be discussed with a tax adviser. The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the cash value is not income taxable. However, the cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA"). You should consult a qualified adviser regarding ERISA.

     Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA. Plan loans must also satisfy tax requirements to be treated as nontaxable. Plan loan requirements and provisions may differ from the Policy loan provisions. Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA. Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

     Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are contemplating a change to an existing Policy or purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser.

     Ownership of the Policy by a corporation, trust or other non-natural person could jeopardize some (or all) of such entity's interest deduction under Internal Revenue Code Section 264, even where such entity's indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of the Policy, the Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax adviser before any non-natural person is made an owner or holder of the Policy, or before a business (other than a sole proprietorship) is made a beneficiary of the Policy.

     GUIDANCE ON SPLIT DOLLAR PLANS. The IRS has issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. If your Policy is part of an equity split dollar arrangement taxed under the economic benefit regime, there is a risk that some portion of the Policy cash value may be taxed prior to any Policy distribution. If your split dollar plan provides deferred compensation, specific tax rules governing deferred compensation arrangements may apply. Failure to adhere to these rules will result in adverse tax consequences.

     In addition, the Sarbanes-Oxley Act of 2002 (the "Act"), which was signed into law on July 30, 2002, prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on U.S. exchanges, from extending, directly or indirectly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted to apply to split-dollar life insurance arrangements for directors and executive officers of such companies, since such arrangements can arguably be viewed as involving a loan from the employer for at least some purposes.

     Any affected business contemplating the payment of a premium on an existing Policy or the purchase of a new Policy in connection with a split-dollar life insurance arrangement should consult legal counsel.

     CORPORATE ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the Policy Owner is subject to that tax.

     POSSIBLE TAX LAW CHANGES. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.


METLIFE'S INCOME TAXES

     Under current Federal income tax law, MetLife is not taxed on the Separate Account's operations. Thus, currently we do not deduct a charge from the Separate Account for company Federal income taxes. (We do deduct a charge for Federal taxes from premiums.) We reserve the right to charge the Separate Account for any future Federal income taxes we may incur.

     Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

     TAX CREDITS AND DEDUCTIONS. MetLife may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Policy Owners since MetLife is the owner of the assets from which the tax benefits are derived.


                          DISTRIBUTION OF THE POLICIES

     We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), for the distribution of the Policies. We and Distributor have entered into selling agreements with other affiliated and unaffiliated broker-dealers ("selling firms") for the sale of the Policies through their registered representatives. Our affiliated broker-dealer is MetLife Securities, Inc. ("MSI"). Distributor and MSI are registered with the SEC as broker-dealers under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


COMMISSIONS AND OTHER CASH COMPENSATION

     All selling firms receive commissions. The portion of the commission payments that selling firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. A selling firm or a sales representative of a selling firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another due to differing compensation rates.

     Our affiliated sales representatives must meet a minimum level of sales production in order to maintain their agent status with us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by us or our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover, because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.

     Our affiliated sales representatives receive cash payments for the products they sell and service based on a "gross dealer concession" model. A sales representative is entitled to part or all of the gross dealer concession. The percentage to which the representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.

     In the first Policy year, the gross dealer concession amount for the Policies is 117% of premiums paid up to the Commissionable Target Premium, and 0% of premiums paid in excess of the Commissionable Target Premium. Commissionable Target Premium is generally the Target Premium as defined in the Glossary, excluding the portions associated with flat extras and certain riders, and is generally equal to or less than the Target Premium. Sales representatives of our affiliated selling firm and their managers may be eligible for various cash benefits that we may provide jointly with our affiliated selling firm. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of the Policy. In addition, commissions are payable based on the cash value of the Policies in the following gross dealer concession amounts: 1.25% in Policy years 2 through 10, and 0.20% thereafter.

     Our sales representatives and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances, including, for example, a bonus of 2.5% of first year gross dealer concession payable for sales of the Policy, equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits, and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits, is based primarily on the amount of proprietary products sold, sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of our distribution system is also eligible to receive an amount of compensation.

     In the first Policy year, the maximum commissions paid for sale of the Policies through unaffiliated selling firms are as follows: 105% of premiums paid up to the Commissionable Target Premium, and 0% of premiums paid in excess of Commissionable Target premium. In addition, commissions are payable based on the cash value of the Policies in the following amounts: 1.25% in Policy years 2 through 10, and 0.20% thereafter. Commissionable Target Premium is generally the Target Premium as defined in the Glossary, excluding the portions associated with flat extras and certain riders, and is generally equal to or less than the Target Premium. We and/or Distributor may also make bonus payments to selling firms. The maximum amount of these bonus payments are as follows: 30% of premiums paid up to the Commissionable Target Premium and 0% of premiums paid in excess of the Commissionable Target Premium in Policy year 1.

     Unaffiliated selling firms pay their sales representatives all or a portion of the commissions received for their sales of the Policies. The amount that firms pass on to their sales representatives is determined in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of these selling firms may also receive non-cash compensation pursuant to their firm's guidelines or directly from us or Distributor. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of the Policy.


NON-CASH COMPENSATION

     Sales representatives and their Managers (and the sales representatives and managers of our affiliates) are also eligible for various non-cash compensation programs that we offer such as conferences, trips, prizes, and awards. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.


OTHER PAYMENTS

     We and Distributor may enter into preferred distribution arrangements with selected selling firms under which we pay additional compensation, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance products (including the Policies) and may also depend on meeting thresholds in the sale of certain of our insurance products. They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of these variable products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer these products. Persistency payments are periodic payments based on account and/ or cash values of these variable insurance products. Preferred status fees are paid to obtain preferred treatment of these products in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.

     These preferred distribution arrangements are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. We and Distributor have entered into preferred distribution arrangements with the unaffiliated selling firms listed in the Statement of Additional Information. We and Distributor may enter into similar arrangements with our affiliate MSI. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms or their representatives with an incentive to favor sales of the Policies over other variable insurance policies (or other investments) with respect to which the selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Policies. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a Policy.

     We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for Distributor's management team, advertising expenses, and other expenses of distributing the Policies. Distributor's management team may also be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and similar items.

     Commissions and other incentives or payments described above are not charged directly to Policy Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

     The Statement of Additional Information contains additional information about the compensation paid for the sale of the Policies.


                               LEGAL PROCEEDINGS

     In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife to meet its obligations under the Policies.


                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

     Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

                              FINANCIAL STATEMENTS

     You may find the financial statements of the Separate Account and the financial statements of MetLife in the Statement of Additional Information. MetLife's financial statements should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    GLOSSARY

     AGE. The age of an insured refers to the insured's age at his or her nearest birthday.

     ATTAINED AGE. The insured's issue age plus the number of completed Policy years.

     BASE POLICY. The Policy without riders.

     CASH SURRENDER VALUE. The amount you receive if you surrender the Policy. It is equal to the Policy's cash value reduced by any outstanding Policy loan and accrued interest.

     CASH VALUE. A Policy's cash value includes the amount of its cash value held in the Separate Account, the amount held in the Fixed Account, and, if there is an outstanding Policy loan, the amount of its cash value held in the Loan Account.

     FIXED ACCOUNT. The Fixed Account is a part of our general account to which you may allocate net premiums. It provides guarantees of principal and interest.

     INVESTMENT DIVISION. A sub-account of the Separate Account that invests in shares of an open-ended management investment company or other pools of investment assets.

     INVESTMENT START DATE. This is the later of the Policy's date of issue and the date we first receive a premium payment for the Policy.

     ISSUE AGE. The age of the insured as of his or her birthday nearest to the Policy Date.

     LOAN ACCOUNT. The account to which cash value from the Separate and/or Fixed Accounts is transferred when a Policy loan is taken.

     NET CASH VALUE. The Policy's cash value less any outstanding loans and accrued loan interest.

     PLANNED PREMIUM. The Planned Premium is the premium payment schedule you choose to help meet your future goals under the Policy. The Planned Premium consists of a first-year premium amount and an amount for premium payments in subsequent Policy years. It is subject to certain limits under the Policy.

     POLICY DATE. The date on which coverage under the Policy and Monthly Deductions begin. If you make a premium payment with the application, unless you request otherwise, the Policy Date is generally the date the Policy application is approved. If you choose to pay the initial premium upon delivery of the Policy, unless you request otherwise, the Policy Date is generally the date on which we receive your initial payment. The Policy Date is used to measure Policy years, Policy months, and Policy anniversaries.

     PREMIUMS. Premiums include all payments under the Policy, whether a Planned Premium or an unscheduled payment.

     SEPARATE ACCOUNT. Metropolitan Life Separate Account UL, a separate account established by MetLife to receive and invest premiums paid under the Policies and certain other variable life insurance policies, and to provide variable benefits.

     TARGET PREMIUM. The Target Premium varies by issue age, sex (except for unisex Policies), smoking status and substandard rating of the insured, and the Policy's base face amount, with additional amounts for most riders.

     YOU. "You" refers to the Policy Owner.

                                   APPENDIX A

            GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST

     In order to meet the Internal Revenue Code's definition of life insurance, the Policies provide that the death benefit will not be less than what is required by the "guideline premium test" under Section 7702(a)(2) of the Internal Revenue Code, or the "cash value accumulation test" under Section 7702(a)(1) of the Internal Revenue Code, as selected by you when the Policy is issued. The test you choose at issue will be used for the life of the Policy. (See "Death Benefits.")

     For the guideline premium test, the table below shows the percentage of the Policy's cash value that is used to determine the death benefit.


        AGE OF                                    AGE OF
 INSURED AT START OF     PERCENTAGE OF     INSURED AT START OF     PERCENTAGE OF
   THE POLICY YEAR         CASH VALUE        THE POLICY YEAR        CASH VALUE
---------------------   ---------------   ---------------------   --------------
    0 through 40             250                   61                  128
          41                 243                   62                  126
          42                 236                   63                  124
          43                 229                   64                  122
          44                 222                   65                  120
          45                 215                   66                  119
          46                 209                   67                  118
          47                 203                   68                  117
          48                 197                   69                  116
          49                 191                   70                  115
          50                 185                   71                  113
          51                 178                   72                  111
          52                 171                   73                  109
          53                 164                   74                  107
          54                 157             75 through 90             105
          55                 150                   91                  104
          56                 146                   92                  103
          57                 142                   93                  102
          58                 138             94 through 121            101
          59                 134
          60                 130

     For the cash value accumulation test, sample net single premium factors for selected ages of male and female insureds, in a standard or better nonsmoker risk class, are listed below.


               NET SINGLE PREMIUM
                     FACTOR
              --------------------
AGE              MALE      FEMALE
-----------   ---------   --------
30.........   5.82308     6.58233
40.........   4.10898     4.62176
50.........   2.92965     3.27830
60.........   2.14002     2.40000
70.........   1.63826     1.82043
80.........   1.32324     1.43827
90.........   1.15267     1.20752
100........   1.01000     1.01000
120........   1.01000     1.01000

                                   APPENDIX B

                  ILLUSTRATIONS OF DEATH BENEFITS, CASH VALUES
                           AND CASH SURRENDER VALUES

     The tables in Appendix B illustrate the way the Policies work, based on assumptions about investment returns and the insured's characteristics. They show how the death benefit, cash surrender value and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on a face amount of $350,000 for a male aged 35. The insured is assumed to be in the preferred nonsmoker risk class. The tables assume no rider benefits and assume that no allocations are made to the Fixed Account. Values are first given based on current Policy charges and then based on guaranteed Policy charges. (See "Charges.") Values are based on the guideline premium test. Illustrations show the Option A death benefit.

     Policy values would be different (either higher or lower) from the illustrated amounts in certain circumstances. For example, illustrated amounts would be different where actual gross rates of return averaged 0%, 6% or 10%, but: (i) the rates of return varied above and below these averages during the period, (ii) premiums were paid in other amounts or at other than annual intervals, or (iii) cash values were allocated differently among individual Investment Divisions with varying rates of return. They would also differ if a Policy loan or partial withdrawal were made during the period of time illustrated, if the insured were female, a different age, or in another risk classification, or if the Policies were issued at unisex rates. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the periods shown or to realize the Policy values shown, even if the average rate of return is achieved.

     The death benefits, cash surrender values and cash values shown in the tables reflect: (i) deductions from premiums for the sales charge, premium tax and federal tax charge; and (ii) a Monthly Deduction (consisting of a Coverage Expense Charge, a Mortality and Expense Risk Charge, a Policy Charge, and a charge for the cost of insurance) from the cash value on the first day of each Policy month. The illustrations reflect an arithmetic average of the gross investment advisory fees and operating expenses of the Portfolios, at an annual rate of .33% of the average daily net assets of the Portfolios. This average does not reflect expense subsidies by the investment advisers of certain Portfolios.

     The gross rates of return used in the illustrations do not reflect the deductions of the fees and expenses of the Portfolios. Taking account of the average investment advisory fee and operating expenses of the Portfolios, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at constant annual rates of -.33%, 5.65% and 9.64%, respectively.

     If you request, we will furnish a personalized illustration reflecting the proposed insured's age, sex, risk class, and the face amount or premium payment schedule requested. Because these and other assumptions will differ, the values shown in the personalized illustrations can differ very substantially from those shown in the tables. Therefore, you should carefully review the information that accompanies any personalized illustration. That information will disclose all the assumptions on which the personalized illustration is based. Where applicable, we will also furnish on request a personalized illustration for a Policy which is not affected by the sex of the insured. You should contact your registered representative to request a personalized illustration.

                               MALE ISSUE AGE 35
                           $2,500 ANNUAL PREMIUM FOR
                        PREFERRED NONSMOKER RISK CLASS
                             $350,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

             THIS ILLUSTRATION IS BASED ON CURRENT POLICY CHARGES.


                    DEATH BENEFIT                      CASH SURRENDER VALUE                      CASH VALUE
                ASSUMING HYPOTHETICAL                 ASSUMING HYPOTHETICAL                ASSUMING HYPOTHETICAL
            GROSS ANNUAL RATE OF RETURN OF        GROSS ANNUAL RATE OF RETURN OF       GROSS ANNUAL RATE OF RETURN OF
 END OF -------------------------------------- ------------------------------------ ------------------------------------
 POLICY      0%          6%           10%          0%         6%           10%          0%         6%           10%
  YEAR  ----------- ------------ ------------- --------- ------------ ------------- --------- ------------ -------------
    1    $350,000    $  350,000   $   350,000   $ 1,106   $    1,208   $     1,276   $ 1,106   $    1,208   $     1,276
    2     350,000       350,000       350,000     3,198        3,503         3,713     3,198        3,503         3,713
    3     350,000       350,000       350,000     5,215        5,855         6,309     5,215        5,855         6,309
    4     350,000       350,000       350,000     7,115        8,220         9,030     7,115        8,220         9,030
    5     350,000       350,000       350,000     8,929       10,632        11,919     8,929       10,632        11,919
    6     350,000       350,000       350,000    10,652       13,084        14,982    10,652       13,084        14,982
    7     350,000       350,000       350,000    12,281       15,576        18,233    12,281       15,576        18,233
    8     350,000       350,000       350,000    13,823       18,113        21,690    13,823       18,113        21,690
    9     350,000       350,000       350,000    15,280       20,701        25,376    15,280       20,701        25,376
   10     350,000       350,000       350,000    16,654       23,342        29,310    16,654       23,342        29,310
   15     350,000       350,000       350,000    23,508       39,595        56,704    23,508       39,595        56,704
   20     350,000       350,000       350,000    28,234       59,023        98,429    28,234       59,023        98,429
   25     350,000       350,000       350,000    29,164       81,264       162,482    29,164       81,264       162,482
   30     350,000       350,000       350,000    23,631      105,588       263,669    23,631      105,588       263,669
   35     350,000       350,000       498,384    21,356      141,974       429,642    21,356      141,974       429,642
   40     350,000       350,000       739,712    11,724      187,263       691,320    11,724      187,253       691,320
   45                   350,000     1,159,555                243,155     1,104,338                243,155     1,104,338
   50                   350,000     1,836,905                320,469     1,749,433                320,469     1,749,433
   55                   448,995     2,875,608                427,615     2,738,674                427,615     2,738,674
   60                   573,106     4,328,896                567,431     4,286,036                567,431     4,286,036
   65                   762,143     6,820,991                754,597     6,753,456                754,597     6,753,456
   70                 1,007,823    10,725,770                997,845    10,619,575                997,845    10,619,575
   75                 1,325,181    16,817,105              1,312,060    16,650,599              1,312,060    16,650,599
   80                 1,722,515    26,120,654              1,705,460    25,862,033              1,705,460    25,862,033
   85                 2,211,155    40,129,859              2,189,262    39,732,534              2,189,262    39,732,534
   86                 2,322,648    43,702,249              2,299,651    43,269,553              2,299,651    43,269,553

     IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL WITHDRAWAL WERE MADE DURING THE
PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               MALE ISSUE AGE 35
                           $2,500 ANNUAL PREMIUM FOR
                        PREFERRED NONSMOKER RISK CLASS
                             $350,000 FACE AMOUNT
                             OPTION A DEATH BENEFIT

            THIS ILLUSTRATION IS BASED ON GUARANTEED POLICY CHARGES.


                    DEATH BENEFIT                   CASH SURRENDER VALUE                   CASH VALUE
                ASSUMING HYPOTHETICAL               ASSUMING HYPOTHETICAL             ASSUMING HYPOTHETICAL
           GROSS ANNUAL RATE OF RETURN OF      GROSS ANNUAL RATE OF RETURN OF    GROSS ANNUAL RATE OF RETURN OF
 END OF ------------------------------------- --------------------------------- ---------------------------------
 POLICY      0%          6%          10%          0%        6%         10%          0%        6%         10%
  YEAR  ----------- ----------- ------------- --------- --------- ------------- --------- --------- -------------
    1    $350,000    $350,000    $   350,000   $   701   $   790   $       849   $   701   $   790   $       849
    2     350,000     350,000        350,000     2,214     2,460         2,632     2,214     2,460         2,632
    3     350,000     350,000        350,000     3,683     4,183         4,541     3,683     4,183         4,541
    4     350,000     350,000        350,000     5,097     5,947         6,573     5,097     5,947         6,573
    5     350,000     350,000        350,000     6,459     7,757         8,743     6,459     7,757         8,743
    6     350,000     350,000        350,000     7,768     9,612        11,057     7,768     9,612        11,057
    7     350,000     350,000        350,000     9,015    11,504        13,519     9,015    11,504        13,519
    8     350,000     350,000        350,000    10,191    13,425        16,129    10,191    13,425        16,129
    9     350,000     350,000        350,000    11,290    15,369        18,894    11,290    15,369        18,894
   10     350,000     350,000        350,000    12,305    17,328        21,818    12,305    17,328        21,818
   15     350,000     350,000        350,000    17,071    29,006        41,717    17,071    29,006        41,717
   20     350,000     350,000        350,000    19,658    42,115        70,947    19,658    42,115        70,947
   25     350,000     350,000        350,000    18,397    55,580       114,045    18,397    55,580       114,045
   30     350,000     350,000        350,000     9,548    66,236       178,009     9,548    66,236       178,009
   35                 350,000        350,000              68,598       277,759              66,598       277,759
   40                 350,000        471,798              52,614       440,933              52,614       440,933
   45                                729,716                           694,967                           694,967
   50                              1,131,136                         1,077,272                         1,077,272
   55                              1,718,400                         1,636,571                         1,636,571
   60                              2,512,784                         2,487,905                         2,487,905
   65                              3,875,840                         3,837,466                         3,837,466
   70                              5,928,202                         5,869,507                         5,869,507
   75                              8,973,179                         8,884,335                         8,884,335
   80                             13,395,278                        13,262,652                        13,262,652
   85                             19,947,910                        19,750,406                        19,750,406
   86                             21,600,987                        21,387,116                        21,387,116

     IT IS EMPHASIZED THAT THE HYPOTHETICAL GROSS ANNUAL RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL GROSS RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICY OWNER, THE FREQUENCY OF PREMIUM PAYMENTS CHOSEN BY A POLICY OWNER, AND THE INVESTMENT EXPERIENCE OF THE POLICY'S INVESTMENT DIVISIONS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, AND 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE OR BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOAN OR PARTIAL WITHDRAWAL WERE MADE DURING THE
PERIOD. NO REPRESENTATIONS CAN BE MADE BY METLIFE OR THE PORTFOLIOS THAT THOSE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

     Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information, which is available online at our website www.metlife.com. You may also obtain a copy of the Statement of Additional Information, without charge, by calling our TeleService Center at 1-800-638-5000. You may also obtain, without charge, a personalized illustration of death benefits, cash surrender values and cash values by calling your registered representative.

     For Investment Division transfers and premium reallocations, for current information about your Policy values, to change or update Policy information such as your billing address, billing mode, beneficiary or ownership, for information about other Policy transactions, and to ask questions about your Policy, you may call us at 1-800-638-5000.

     This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

     Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site at www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 100 F Street, NE, Washington, DC 20549-0102.

File No. 811-06025

            METLIFE PREMIER ACCUMULATOR VARIABLE UNIVERSAL LIFE(SM)
                          INDIVIDUAL FLEXIBLE PREMIUM
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                     METROPOLITAN LIFE SEPARATE ACCOUNT UL
                 ISSUED BY METROPOLITAN LIFE INSURANCE COMPANY



                      STATEMENT OF ADDITIONAL INFORMATION
                                    (PART B)
                                 _______, 2016


     This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the Prospectus dated _______, 2016 and should be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to Metropolitan Life Insurance Company, P.O. Box 543, Warwick, RI 02887-0543.


                                     SAI-1

                               TABLE OF CONTENTS




                                                                       PAGE
                                                                     ------
GENERAL INFORMATION AND HISTORY...................................    SAI-1
   The Company....................................................    SAI-1
   The Separate Account...........................................    SAI-1
DISTRIBUTION OF THE POLICIES......................................    SAI-1
ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES........    SAI-2
   Payment of Proceeds............................................    SAI-2
   Payment Options................................................    SAI-2
ADDITIONAL INFORMATION ABOUT CHARGES..............................    SAI-3
   Group or Sponsored Arrangements................................    SAI-3
POTENTIAL CONFLICTS OF INTEREST...................................    SAI-3
LIMITS TO METLIFE'S RIGHT TO CHALLENGE THE POLICY.................    SAI-4
MISSTATEMENT OF AGE OR SEX........................................    SAI-4
REPORTS...........................................................    SAI-4
PERSONALIZED ILLUSTRATIONS........................................    SAI-4
PERFORMANCE DATA..................................................    SAI-5
REGISTRATION STATEMENT............................................    SAI-5
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................    SAI-5
EXPERTS...........................................................    SAI-5
FINANCIAL STATEMENTS..............................................    SAI-5

                                      SAI-2

                        GENERAL INFORMATION AND HISTORY

THE COMPANY

     Metropolitan Life Insurance Company (the "Company") is a leading provider of insurance, annuities, and employee benefit programs throughout the United States. The Company offers life insurance and annuities to individuals, as well as group insurance and retirement and savings products and other services to corporations and other institutions. The Company was formed under the laws of New York in 1866. The Company's principal executive office is located at 200 Park Avenue, New York, New York 10166-0188. The Company is a wholly-owned subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading global provider of insurance and financial services to individuals and institutional customers.


THE SEPARATE ACCOUNT

     We established the Separate Account as a separate investment account on December 13, 1988. The Separate Account is the funding vehicle for the Policies, and other variable life insurance policies that we issue. These other polices impose different costs, and provide different benefits, from the Policies. The Separate Account meets the definition of a "separate account" under Federal securities laws, and is registered with the U.S. Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve SEC supervision of the Separate Account's management or investments. However, the New York Insurance Commissioner regulates MetLife and the Separate Account.


                          DISTRIBUTION OF THE POLICIES

     Our affiliate, MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036 ("Distributor"), serves as principal underwriter for the Policies. Distributor is a Missouri corporation organized in 2000. Distributor is registered as a broker-dealer with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority. Distributor is not a member of the Securities Investor Protection Corporation. Distributor may enter into selling agreements with other broker-dealers ("selling firms") and compensate them for their services. Distributor passes through commissions it receives to selling firms for their sales and does not retain any portion of them in return for its services as distributor for the Policies.

     The Policies are sold through licensed life insurance sales representatives who are either registered through our affiliated broker-dealers, or registered through other broker-dealers.

     Distributor received sales compensation with respect to the Policies in the following amounts in the periods indicated: [to be updated by amendment]


                                           AGGREGATE AMOUNT OF
                  AGGREGATE AMOUNT OF    COMMISSIONS RETAINED BY
FISCAL            COMMISSIONS PAID TO   DISTRIBUTOR AFTER PAYMENTS
YEAR                  DISTRIBUTOR            TO SELLING FIRMS
---------------- --------------------- ---------------------------
   2014..........$ 9,503,654           $0
   2013..........$10,053,600           $0
   2012..........$ 9,003,190           $0

     We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

     As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms that sold our variable life and variable annuity products in 2014 ranged from $370 to $19,654,296. For purposes of calculating these amounts, the amount of compensation received by a selling firm includes the additional compensation received by the firm for the sale of life insurance and annuity products issued by us and our affiliates.


                                     SAI-1

     The following list sets forth the names of selling firms that received additional compensation in 2014 in connection with the sale of our and our affiliates' variable life policies, variable annuity contracts and other insurance products:

Ameriprise Financial Services, Inc.
BBVA Compass Investment Solutions, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Cetera Advisor Networks LLC
Cetera Financial Specialists LLC
CFD Investment, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation
Financial Network Investment Corporation
First Allied Securities, Inc.
First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC
H. D. Vest Investment Securities, Inc.
ING Financial Partners, Inc.
Investacorp, Inc.
Investment Centers of America, Inc.

Investment Professionals, Inc.
Janney Montgomery Scott, LLC
J.J.B. Hilliard, W.L. Lyons, LLC
Key Investment Services LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
Lincoln Investment Planning, Inc.
LPL Financial LLC
M&T Securities, Inc.
Merrill Lynch, Inc.
Morgan Stanley Smith Barney, LLC
Multi Financial Securities Corporation
National Planning Corporation
NEXT Financial Group
NFP Securities, Inc.
PFS Investments Inc.
Pioneer Funds Distributor, Inc.
PNC Investments LLC
PrimeVest Financial Services, Inc.
ProEquities, Inc.
Raymond James & Associates, Inc.
Raymond James Financial Services, Inc.

RBC Wealth Management
Royal Alliance Associates, Inc.
SII Investments, Inc.
Sammons Securities Company, LLC
Santander Securities, LLC
Securities America, Inc.
Sigma Financial Corporation
Signator Investors, Inc.
Stifel, Nicolaus & Company, Incorporated
Transamerica Financial Advisors, Inc.
Triad Advisors, Inc.
UBS Financial Services, Inc.
U.S. Bancorp Investments, Inc.
United Planners' Financial Services of America
ValMark Securities, Inc.
Wall Street Financial Group, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Advisors Financial
Network, LLC
Woodbury Financial Services, Inc.

           ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES


PAYMENT OF PROCEEDS

     We may withhold payment of surrender or loan proceeds if those proceeds are coming from a Policy Owner's check, or from a premium transaction under our pre-authorized checking arrangement, which has not yet cleared. We may also delay payment while we consider whether to contest the Policy. We pay interest on the death benefit proceeds from the date of death to the date we pay them.

     Normally we promptly make payments of cash value, or of any loan value available, from cash value in the Fixed Account. However, we may delay those payments for up to six months. We pay interest in accordance with state insurance law requirements on delayed payments.


PAYMENT OPTIONS

     We pay the Policy's death benefit and cash surrender value in one sum unless you or the payee choose a payment option for all or part of the proceeds. You can choose a combination of payment options. You can make, change or revoke the selection of payee or payment option before the death of the insured. You can contact your registered representative or our Designated Office for the procedure to follow. (See "Receipt of Communications and Payments at MetLife's Designated Office.") The payment options available are fixed benefit options only and are not affected by the investment experience of the Separate Account. Once payments under an option begin, withdrawal


                                     SAI-2
rights may be restricted. Even if the death benefit under the Policy is excludible from income, payments under Payment Options may not be excludible in full. This is because earnings on the death benefit after the insured's death are taxable and payments under the Payment Options generally include such earnings. You should consult a tax adviser as to the tax treatment of payments under Payment Options.

     The following payment options are available:

   (i) SINGLE LIFE INCOME. We pay proceeds in equal monthly installments for the life of the payee.

   (ii) SINGLE LIFE INCOME--10-YEAR GUARANTEED PAYMENT PERIOD. We pay proceeds in equal monthly installments during the life of the payee, with a guaranteed payment period of 10 years.

   (iii) JOINT AND SURVIVOR LIFE INCOME. We pay proceeds in equal monthly installments (a) while either of two payees is living, or (b) while either of the two payees is living, but for at least 10 years.


                      ADDITIONAL INFORMATION ABOUT CHARGES


GROUP OR SPONSORED ARRANGEMENTS

     We may issue the Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a situation where a trustee, employer or similar entity purchases individual Policies covering a group of individuals. Examples of such arrangements are non-qualified deferred compensation plans. A "sponsored arrangement" includes a situation where an employer or an association permits group solicitation of its employees or members for the purchase of individual Policies.

     We may waive, reduce or vary any Policy charges under Policies sold to a group or sponsored arrangement. We may also raise the interest rate credited to loaned amounts under these Policies. The amount of the variations and our eligibility rules may change from time to time. In general, they reflect cost savings over time that we anticipate for Policies sold to the eligible group or sponsored arrangements and relate to objective factors such as the size of the group, its stability, the purpose of the funding arrangement and characteristics of the group members. Consult your registered representative for any variations that may be available and appropriate for your case.

     The United States Supreme Court has ruled that insurance policies with values and benefits that vary with the sex of the insured may not be used to fund certain employee benefit programs. Therefore, we offer Policies that do not vary based on the sex of the insured to certain employee benefit programs. We recommend that employers consult an attorney before offering or purchasing the Policies in connection with an employee benefit program.


                        POTENTIAL CONFLICTS OF INTEREST

     The Portfolios' Boards of Trustees monitor events to identify conflicts that may arise from the sale of Portfolio shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies and qualified plans. Conflicts could result from changes in state insurance law or Federal income tax law, changes in investment management of a Portfolio, or differences in voting instructions given by variable life and variable annuity contract owners and qualified plans, if applicable. If there is a material conflict, the Board of Trustees will determine what action should be taken, including the removal of the affected Portfolios from the Separate Account, if necessary. If we believe any Portfolio action is insufficient, we will consider taking other action to protect Policy Owners. There could, however, be unavoidable delays or interruptions of operations of the Separate Account that we may be unable to remedy.


                                     SAI-3

               LIMITS TO METLIFE'S RIGHT TO CHALLENGE THE POLICY

     Generally, we can challenge the validity of your Policy or a rider during the insured's lifetime for two years (or less, if required by state law) from the date of issue, based on misrepresentations made in the application. We can challenge the portion of the death benefit resulting from an underwritten premium payment for two years during the insured's lifetime from receipt of the premium payment. However, if the insured dies within two years of the date of issue, we can challenge all or part of the Policy at any time based on misrepresentations in the application. We can challenge an increase in face amount, with regard to material misstatements concerning such increase, for two years during the insured's lifetime from its effective date.


                           MISSTATEMENT OF AGE OR SEX

     If we determine, while the insured is still living, that there was a misstatement of age or (if the Policy is not unisex) sex in the application, the Policy values and charges will be recalculated from the issue date based on the correct information. If, after the death of the insured, we determine that the application misstates the insured's age or sex, the Policy's death benefit will be the amount which would be bought by the most recent Monthly Cost of Insurance, based on the insured's correct age and, if the Policy is not unisex, correct sex.


                                    REPORTS

     We will send you an annual statement showing your Policy's death benefit, cash value and any outstanding Policy loan principal. We will also confirm Policy loans, account transfers, lapses, surrenders and other Policy transactions when they occur.

     You will be sent periodic reports containing the financial statements of the Portfolios.


                           PERSONALIZED ILLUSTRATIONS

     We may provide personalized illustrations showing how the Policies work based on assumptions about investment returns and the Policy Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, cash surrender value, and cash value could vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expenses. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, risk class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and may also be based on current mortality and expense risk and other charges.

     The illustrated death benefit, cash surrender value, and cash value for a hypothetical Policy would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period, or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Policy in force for the period shown or to realize the Policy values shown in particular illustrations even if the average rate of return is realized.

     Illustrations may also show the internal rate of return on the cash surrender value and the death benefit. The internal rate of return on the cash surrender value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the cash surrender value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. Illustrations may also show values based on the historical performance of the Investment Divisions. We reserve the right to impose a $25 fee for each illustration that you request in excess of one per year.


                                     SAI-4

                                PERFORMANCE DATA

     We may provide information concerning the historical investment experience of the Investment Divisions, including average annual net rates of return for periods of one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Portfolios. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, mortality and expense risk and coverage expense charges, which can significantly reduce the return to the Policy Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the underlying Portfolios. The net rates of return show performance from the inception of the Portfolios, which in some instances, may precede the inception date of the corresponding Investment Division.


                             REGISTRATION STATEMENT

     This Statement of Additional Information and the prospectus omit certain information contained in the Registration Statement which has been filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.


                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The financial statements and financial highlights comprising each of the Investment Divisions of Metropolitan Life Separate Account UL included in this Statement of Additional Information, have been audited by ____________, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and related financial statement schedules of Metropolitan Life Insurance Company and subsidiaries (the "Company") included in this Statement of Additional Information, have been audited by __________, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The principal business address of _______________ is
__________________________________.


                                    EXPERTS

     _________________________________ has examined actuarial matters included in the Registration Statement, as stated in her opinion filed as an exhibit to the Registration Statement.


                              FINANCIAL STATEMENTS

     MetLife's financial statements should be distinguished from the financial statements and financial highlights comprising each of the Investment Divisions of the Separate Account, and should be considered only as bearing on MetLife's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                     SAI-5

                                    PART C



                               OTHER INFORMATION
-----------------



ITEM 26. EXHIBITS


(a) Resolution of the Board of Directors of Metropolitan Life effecting the establishment of Metropolitan Life Separate Account UL (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registrant's Registration Statement (File No. 033-47927) filed April 30, 1997.)


(b)        None


(c) (i) Form of Broker Agreement (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registrant's Registration Statement (File No. 033-47927) filed April 30, 1997.)


   (ii) Forms of Selling Agreement (Incorporated herein by reference to the Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-6 (File No. 033-47927) filed April 30, 2004.)


   (iii) Form of Retail Sales Agreement (Incorporated herein by reference to Post-Effective Amendment No. 20 to the Registrant's
           Registration Statement on Form N-6 (File No. 033-47927) filed April 25, 2006.)


   (iv) Principal Underwriting Agreement (Incorporation herein by reference to Post-Effective Amendment No. 3 to Paragon Separate Account B's Registration Statement on Form N-6 (File No. 333-133675) filed January 16, 2008.)


   (v) Enterprise Sales Agreement between MetLife Investors Distribution Company and broker-dealers dated February 2010 (Incorporated herein by reference to Exhibit 3(b)(ii) in Post-Effective Amendment No. 14 to Metropolitan Life Separate Account E's Registration Statement on Form N-4 (File No. 333-83716) as filed April 13, 2010.)


   (vi) Master Retail Sales Agreement between MetLife Investors Distribution Company and broker-dealers dated September 2012 (Incorporated herein by reference to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-6 (File No. 033-47927) filed April 11, 2013.)


(d)  (i)   Flexible Premium Variable Life Policy (Filed herewith)


        1.  Variable Life Policy 1E-47-15-NY

        2.  Variable Life Policy 1E-47-15-NY-U

        3.  Variable Life Supplement UFND-92-15-NY

        4.  Variable Life Supplement UFND-93-15-NY


   (ii)    Riders


        1. Accelerated Death Benefit Rider (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-6 (File No. 333-147508) filed April 4, 2008.)

        2.  Overloan Protection Rider (Filed herewith)

        3.  Waiver of Monthly Deduction Rider (to be filed by amendment)

        4.  Waiver of Specified Premium Rider (to be filed by amendment)


(e) (i) Enterprise Application for Policy (Incorporated herein by reference to the Registrant's Registration Statement on Form N-6 (File No. 333-147508) filed November 19, 2007.)


   (ii) Application Supplements (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-6 (File No. 333-147508) filed April 4, 2008.)


(f) (i) Restated Charter and By-Laws of Metropolitan Life (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registrant's Registration Statement on Form S-6 (File No. 333-40161) filed on April 6, 2000.)


   (ii) Amended and Restated Charter and By-laws of Metropolitan Life (Incorporated herein by reference to Metropolitan Life Separate Account E's Registration Statement on Form N-4 (File No. 333-83716) filed March 5, 2002.)


   (iii) Amended and Restated By-Laws of Metropolitan Life (Incorporation herein by reference to Post-Effective Amendment No. 3 to Paragon Separate Account B's Registration Statement on Form N-6 (File No. 333-133675) filed January 16, 2008.)

(g) (i) Reinsurance Contracts (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registrant's Registration Statement on Form N-6 (File No. 333-147508) filed April 12, 2012.)


   (ii) Reinsurance Contract Amendments dated June 25, 2012 and November 30, 2012 (Incorporated herein by reference to Post-Effective Amendment No.5 to the Registrant's Registration Statement on Form N-6 (File No. 333-147508) filed April 11, 2013.)


(h) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company (8/31/07) (Incorporated herein by reference to Post-Effective Amendment No. 9 to Metropolitan Life Separate Account E's Registration Statement on Form N-4 (File No. 333-83716) filed September 10, 2007.)


(i)        None


(j)        None


(k) Opinion and Consent of ___________, Esq. as to the legality of the securities being registered (To be filed by amendment.)


(l)        Actuarial Opinion and Consent (To be filed by amendment.)


(m)        Calculation Exhibit (To be filed by amendment.)


(n) Consent of Independent Registered Public Accounting Firm (To be filed by amendment)


(o)        None


(p)        None


(q)  (i)   Memoranda describing certain procedures filed pursuant to Rule
           6e-3(T)(b)(12)(iii) (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registrant's Registration Statement (File No. 033-47927) filed April 30, 1997.)


    (ii) Addendum to Memoranda describing certain procedures filed pursuant to Rule 6e-3(T)(b)(12)(iii) (Incorporated herein by reference to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-6 (File No. 033-47927) filed April 18, 2007.)


(r)        Powers of Attorney (Filed herewith)


ITEM 27. DIRECTORS AND OFFICERS OF DEPOSITOR


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITION AND OFFICES WITH DEPOSITOR
-------------------------------------   -----------------------------------------------------
Steven A. Kandarian                     Chairman of the Board, President and Chief Executive
MetLife, Inc, and Metropolitan Life     Officer and a Director
Insurance Company
200 Park Avenue
New York, NY 10166



Cheryl W. Grise                         Director
c/o MetLife, Inc. and Metropolitan
Life Insurance Company
200 Park Avenue
New York, NY 10166



Carlos M. Gutierrez                     Director
Co-Chair
Albright Stonebridge Group (ASG)
601 Thirteenth Street, NW
Suite 500
Washington, D.C. 20005

R. Glenn Hubbard                          Director
Dean and Russell L. Carson Professor of
Finance and Economics
Graduate School of Business
Columbia University
Uris Hall, Room 101
3022 Broadway
New York, NY 10027-6902



Alfred F. Kelly, Jr.                      Director
c/o MetLife, Inc. and
Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166



Edward J. Kelly, III                      Director
c/o MetLife, Inc. and
Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166



William E. Kennard                        Director
c/o MetLife, Inc. and
Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166



James M. Kilts                            Director
Founding Partner
Centerview Capital
3 Greenwich Office Park
2nd Floor
Greenwich, CT 06831



Catherine R. Kinney                       Director
c/o MetLife, Inc. and Metropolitan
Life Insurance Company
200 Park Avenue
New York, NY 10166



Denise M. Morrison                        Director
President and Chief Executive Officer
Campbell Soup Company
One Campbell Place
Camden, NJ 08103



Kenton J. Sicchitano                      Director
c/o MetLife, Inc. and Metropolitan
Life Insurance Company
200 Park Avenue
New York, NY 10166

Lulu C. Wang                       Director
Chief Executive Officer
Tupelo Capital Management LLC
340 Madison Avenue, 19th Floor
New York, NY 10173

Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company. The principal business address of each principal officer is 1095 Avenue of Americas, New York, NY 10036 unless otherwise indicated.


NAME                               POSITIONS WITH DEPOSITOR
---------------------              ---------------------------------------------
Steven A. Kandarian                Chairman of the Board, President and Chief
                                   Executive Officer and a Director


Michel A. Khalaf                   President, Europe/Middle East/Africa Division
The Gate Building Dubai
International Financial Centre
07th Floor, West Wing
Dubai, United Arab Emirates


Christopher G. Townsend            President, Asia
39/F Dorset House
Taikoo Place
P.O. Box 211012979
King's Road
Quarry Bay, Hong Kong


Ricardo A. Anzaldua                Executive Vice President and General Counsel


Margery A. Brittain                Executive Vice President


Peter M. Carlson                   Executive Vice President and Chief Accounting
                                   Officer


Graham S. Cox                      Executive Vice President
501 Route 22
Bridgewater, NJ 08807


Marlene B. Debel                   Executive Vice President and Treasurer


Karl R. Erhardt                    Executive Vice President and Chief Auditor


Elizabeth M. Forget                Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


Steven J. Goulart                  Executive Vice President and Chief Investment
10 Park Avenue                     Officer
Morristown, NJ 07962

John C.R. Hele                     Executive Vice President and Chief Financial
                                   Officer


David W. Henderson                 Executive Vice President


Franciscus Hijkoop                 Executive Vice President and Chief Human
                                   Resources Officer


Gary Hoberman                      Executive Vice President


Adam M. Hodes                      Executive Vice President

William R. Hogan                   Executive Vice President


Todd B. Katz                       Executive Vice President


Paul A. LaPiana                    Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


Esther Soo Lee                     Executive Vice President, Global Chief
                                   Marketing Officer


Robin F. Lenna                     Executive Vice President
200 Park Avenue, 12th Floor
New York, NY 10166


Martin J. Lippert                  Executive Vice President, Global Technology
                                   & Operations


Gene L. Lunman                     Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


Jeanmarie McFadden                 Executive Vice President


Maria R. Morris                    Executive Vice President, Global Employee
                                   Benefits


James J. O'Donnell                 Executive Vice President
101 MetLife Way
Cary, NC 28513


Kishore Ponnavolu                  Executive Vice President
700 Quaker Lane
Warwick, RI 02886


Andrew D. Rallis                   Executive Vice President
501 Route 22
Bridgewater, NJ 08807


Douglas A. Rayvid                  Executive Vice President and Chief Compliance
501 Route 22                       Officer
Bridgewater, NJ 08807


James W. Reid                      Executive Vice President
501 Route 22
Bridgewater, NJ 08807


Oscar A. Schmidt                   Executive Vice President



Sachin Shah                        Executive Vice President
4-1-3 Taihei
Sumida-ku
13130-0012
Japan


Christopher B. Smith               Executive Vice President



Joseph W. Sprouls                  Executive Vice President

Eric T. Steigerwalt               Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


Rebecca Tadikonda                 Executive Vice President and Chief Strategy
                                  Officer



Stanley J. Talbi                  Executive Vice President



Michael C. Walsh                  Executive Vice President
700 Quaker Lane
Warwick, RI 02886


Steven Weinreb                    Executive Vice President
6-3-1 Toyo
Koto-ku
13135-0016
Japan


Thomas Wolf                       Executive Vice President



Michael A. Zarcone                Executive Vice President
3 Computer Drive, West
Suite 103
Albany, NY 12203


Peter H. Duffy                    Vice President
One Financial Center
Boston, MA 02111

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF June 30, 2015

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2015. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

D. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natiloportem Holdings, LLC.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

E.    MetLife Securities, Inc. (DE)

F.    Enterprise General Insurance Agency, Inc. (DE)

G.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

H.    First MetLife Investors Insurance Company (NY)

I.    Newbury Insurance Company, Limited (DE)

J.    MetLife Investors Group, LLC (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

K.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    Sandpiper Cove Associates II, LLC

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    HPZ Assets LLC (DE)

      9.    Missouri Reinsurance, Inc. (Cayman Islands)

      10.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      11.   ML New River Village III, LLC (DE)

      12.   MetLife RC SF Member, LLC (DE)

      13.   MetLife Private Equity Holdings, LLC (DE)

      14.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

                  ii)   MetLife Canada Solar ULC (Canada)

      15.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      16.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      17.   MetLife Investments Asia Limited (Hong Kong)

      18. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      19. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      20.   New England Life Insurance Company (MA)

      21.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      22.   Corporate Real Estate Holdings, LLC (DE)

      23. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      24.   MetLife Tower Resources Group, Inc. (DE)

      25.   Headland-Pacific Palisades, LLC (CA)

      26. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      27.   WFP 1000 Holding Company GP, LLC (DE)

      28.   White Oak Royalty Company (OK)

      29.   500 Grant Street GP LLC (DE)

      30. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      31. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      32.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      33.   Euro CL Investments, LLC (DE)

      34.   MEX DF Properties, LLC (DE)

      35. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      36.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      37.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      38.   MLIC Asset Holdings LLC (DE)

      39.   85 Broad Street Mezzanine LLC (DE)

      40.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      41.   ML Bridgeside Apartments LLC (DE)

      42. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      43.   MLIC CB Holdings LLC (DE)

      44. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      45.   The Worthington Series Trust (DE)

      46. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 31.707% by MetLife Insurance Company USA and 4.878% by General American Life Insurance Company.

      47.   Oconee Hotel Company, LLC (DE)

      48.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      49.   1201 TAB Manager, LLC (DE)

      50. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 27.24% is owned by MetLife Insurance Company USA and 3.10% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      51. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Insurance Company USA and 10.99% is owned by New
            England Life Insurance Company.

      52.   Ashton Southend GP, LLC (DE)

      53. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      54. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      55. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56.   Ardrey Kell Townhomes, LLC (DE)

      57.   Boulevard Residential, LLC (DE)

      58.   465 N. Park Drive, LLC (DE)

      59.   Ashton Judiciary Square, LLC (DE)

      60. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      61. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      62.   Marketplace Residences, LLC (DE)

      63.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      64.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      65.   Haskell East Village, LLC (DE)

      66. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 28.971% by MetLife Insurance Company USA

      67.   ML Terraces, LLC (DE)

      68.   Chestnut Flats Wind, LLC (DE)

      69.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. 425 MKT, LLC is the managing member of 425 MKT REIT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      70.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston, LLC and the remaining 0.1% is owned by third parties.

                      aa)   Dewey Square Tower Associates, LLC (MA)

      71. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MetLife Insurance Company USA.

      72. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MetLife Insurance Company USA.

      73. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 10.563% by MetLife Insurance Company USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Advisors, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      74.   MetLife CB W/A, LLC (DE)

      75. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MetLife Insurance Company USA.

      76.   10700 Wilshire, LLC (DE)

      77.   Viridian Miracle Mile, LLC (DE)

      78. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 25.2% by MetLife Insurance Company USA and 5.4% by GALIC.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i) 555 12th REIT, LLC (DE) - 99.99% of 555 12th REIT, LLC is owned by 555 12th, LLC and the remaining 0.01% by third parties.

      79.   MetLife OBS Member, LLC (DE)

          a) OBS Boston, LLC (DE) - 52.5% of OBS Boston, LLC is owned by MetLife OBS Member, LLC and the remaining by third parties

                i) OBS REIT, LLC (DE) - 99.98% of OBS REIT, LLC is owned by OBS Boston, LLC and the remaining 0.02% by third parties

                      1)    OBS BOS Services, LLC (DE)

      80.   MetLife 1007 Stewart, LLC (DE)

      81. ML-AI MetLife Member 2, LLC (DE) - 82% of ML-AI MetLife Member 2, LLC's ownership interest is owned by MLIC and 18% by MetLife Insurance Company USA.

            a) ML-AI Venture 2, LLC (DE) - 50% of ML-AI Venture 2, LLC is owned by ML-AI MetLife Member 2, LLC and the remaining by third parties.

                 i)   ML-AI Normandale, LLC

      82. 655 West Broadway, LLC (DE) - 90% of 655 West Broadway, LLC is owned by MLIC and 10% by Metropolitan Tower Realty Company, Inc.

      83.   MetLife FM Hotel Member, LLC (DE)

            a)   LHCW Holdings (U.S.) LLC (DE)

                 i)   LHC Holdings (U.S.) LLC (DE)

                      aa)   LHCW Hotel Holding LLC (DE)

                            1)   LHCW Hotel Holding (2002) LLC (DE)

                            2)   LHCW Hotel Operating Company (2002) LLC (DE)

      84. ML Mililani Member, LLC (DE)- is owned at 70% by MLIC, 25% by MetLife Insurance Company USA and 5% by General American Life Insurance Company.

L.    MetLife Capital Trust IV (DE)

M.    MetLife Insurance Company USA (DE)

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    MetLife Canadian Property Ventures LLC (NY)

      3.    Metropolitan Connecticut Property Ventures, LLC (DE)

      4.    Euro TI Investments LLC (DE)

      5.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      6. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company USA.

      7.    MetLife USA Assignment Company (CT)

      8.    TIC European Real Estate LP, LLC (DE)

      9.    MetLife European Holdings, LLC (DE)

      10.   Euro TL Investments LLC (DE)

      11.   Corrigan TLP LLC (DE)

      12.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      13. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company USA and Metropolitan Life Insurance Company.

      14.   MetLife Renewables Holding, LLC (DE)

            a)    Greater Sandhill I, LLC (DE)

      15.   TLA Holdings II LLC (DE)

      16.   TLA Holdings III LLC (DE)

      17. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company USA and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      18. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MetLife Insurance Company USA, 22.2% by MLIC and 50% by a third party.

      19.   ML 1065 Hotel, LLC

N.    MetLife Reinsurance Company of South Carolina (SC)

O.    MetLife Investment Advisors, LLC (DE)

      1.   MetLife Alternative GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b) MetLife International PE Fund II, LP (Cayman Islands) - 94.54% of the limited partnership interests of MetLife International PE Fund II, LP is owned by MetLife Insurance K.K., 2.77% is owned by MetLife Limited (Hong Kong), 2.1% by MetLife Mexico, S.A. and 0.59% is owned by MetLife Insurance Company of Hong Kong Limited.

           c) MetLife International HF Partners, LP (Cayman Islands) - 87.77% of the Limited partnership interests of this entity is owned by MetLife Insurance K.K. and 9.54% is owned by MetLife Insurance Company of Korea Limited, 2.67% is owned by MetLife Limited (Hong Kong) and 0.02% is owned by MetLife Alternatives, GP

           d) MetLife International PE Fund III, LP - 96.57% if the limited partnership interests of MetLife International PE Fund III, LP is owned by MetLife Insurance K.K., 2.82% is owned by MetLife Limited (Hong Kong) and 0.61% is owned by Metropolitan Insurance Company of Hong Kong Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company USA owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms at Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC, MCP 3040 Post Oak, LLC; MCP Plaza at Legacy, LLC; MCP VOA Holdings, LLC; MCP VOA I & III, LLC; MCP VOA II, LLC, MCP 9020 Murphy Road, LLC and MCP Trimble Campus, LLC.

      4.   MIM Property Management, LLC (DE)

P.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Q.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, LLC.

R.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

S.    MetLife Capital Trust X (DE)

T.    Cova Life Management Company (DE)

U.    MetLife Reinsurance Company of Charleston (SC)

V.    MetLife Reinsurance Company of Vermont (VT)

W.    Delaware American Life Insurance Company (DE)

X.    Federal Flood Certification LLC (TX)

Y.    American Life Insurance Company (ALICO) (DE)

      1.    MetLife Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii)  ALICO European Holdings Limited (Ireland)

                        aa) ZAO Master D (Russia)

                           1) Joint Stock Company MetLife Insurance Company
                              (Russia) - 51% of Joint Stock Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife Asia Holding Company Pte. Ltd. (Singapore)

                       aa) MetLife Innovation Centre Pte. Ltd. (Singapore)

                   iv) MetLife Reinsurance Company of Bermuda Ltd. (Bermuda)

                   v)  MetLife Investment Management Limited (United Kingdom)

                   vi) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 95.59% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 4.41% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Slovakia S.r.o. (Slovakia) - 99.956% of
                           MetLife Slovakia S.r.o. is owned by MetLife EU Holding Company Limited and 0.044% is owned by ITAS.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by ITAS.

                           1) Metropolitan Life Societate de Administrare a unui
                              Fond de Pensii Administrat Privat S.A. (Romania) - 99.9836% of Metropolitan Life Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Life Training and Consulting S.R.L.
                              (Romania)

                       ll) MetLife Towarzystwo Ubezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           1) MetLife Services Sp z.o.o. (Poland)

                           2) MetLife Towarzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           3) MetLife Powszechne Towarzystwo Emerytalne S.A.
                              (Poland) - 50% of MetLife Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       mm) MetLife Holdings (Cyprus) Limited (Cyprus)

                           1) American Life Insurance Company (CY) Limited
                              (Cyprus)

                           2) Hellenic Alico Life Insurance Company, Ltd.
                              (Cyprus) - 27.5% of Hellenic Alico Life Insurance Company, Ltd. Is owned by American Life Insurance Company (CY) Limited and the remaining is owned by a third party.

                       nn) MetLife Services EOOD (Bulgaria)

                       oo) MetLife Life Insurance S.A. (Greece)

                           1) MetLife Mutual Fund S.A. (Greece) - 90% of MetLife
                              Mutual Fund S.A. is owned by MetLife Life
                              Insurance S.A. (Greece) and the remaining interests are owned by third parties.

                       pp) First American-Hungarian Insurance Agency Limited
                           (Hungary)

                       qq) ALICO Funds Central Europe sprav. Spol., a.s.
                           (Slovakia)

                       rr) UBB-MetLife Zhivotozastrahovatelno Drujestvo AD
                           (Bulgaria - 40% of UBB-MetLife Zhivotozastrahovatelno Drujestvo AD is owned by MetLife EU Holding Company Limited and the rest by third parties.

                   vii.  MetLife International Holdings, LLC (DE)

                       aa.   Natiloportem Holdings, LLC (DE)

                             1) Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                                   i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                                   ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A.
                                        de C.V.

                       bb. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, LLC and 74% is owned by third parties.

                       cc. Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, LLC.

                       dd. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, LLC, 2.6753% is owned by Natiloportem Holdings, LLC, 16.2046% by ALICO and 1.8005% by ITAS.

                       ee. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)-66.662% is owned by MetLife International Holdings, LLC, 33.337% is owned by MetLife Worldwide Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       ff. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, LLC and 0.00002% by Natiloportem Holdings, LLC.

                       gg. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, LLC, 3.1102% is owned by Natiloportem Holdings, LLC, 1.3014% by ALICO and 0.0001% by ITAS.

                       hh. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, LLC and 95% is owned by MetLife International Holdings, LLC.

                       ii. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, LLC and 4.54% is owned by Natiloportem Holdings, LLC.

                             1) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, LLC and 0.26% is held by MetLife Seguros de Retiro S.A.

                       jj.   MetLife Worldwide Holdings, LLC (DE)

                             1)    MetLife Limited (Hong Kong)

                                   i)    BIDV MetLife Life Insurance Limited
                                         Liability Company (Vietnam) - 60% of
                                         BIDV MetLife Life Insurance Limited
                                         Liability Company is held by MetLife
                                         Limited (Hong Kong) and the remainder
                                         by third parties

                       kk.   MetLife International Limited, LLC (DE)

                       ll. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       mm.   MetLife Ireland Holdings One Limited (Ireland)

                             1) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                                   i)    MetLife Ireland Treasury Limited
                                         (Ireland)

                                         aaa)  MetLife General Insurance
                                               Limited (Australia)

                                         bbb)  MetLife Insurance Limited
                                               (Australia) - 91.16468% of
                                               MetLife Insurance Limited
                                               (Australia) is owned by MetLife
                                               Ireland Treasury Limited and
                                               8.83532% is owned by MetLife
                                               Global Holdings Corp. S.A. de
                                               C.V.

                                               1)    The Direct Call Centre PTY
                                                     Limited (Australia)

                                               2)    MetLife Investments PTY
                                                     Limited (Australia)

                                                     aaaa) MetLife Insurance and
                                                           Investment Trust
                                                           (Australia) -
                                                           MetLife Insurance and
                                                           Investment Trust is
                                                           a trust vehicle, the
                                                           trustee of which is
                                                           MetLife Investments
                                                           PTY Limited ("MIPL").
                                                           MIPL is a wholly
                                                           owned subsidiary of
                                                           MetLife Insurance
                                                           Limited.

                                   ii)   Metropolitan Global Management, LLC
                                         (DE/Ireland) - 99.7% is owned by
                                         MetLife Global Holdings Corporation
                                         S.A. de C.V. and 0.3% is owned by
                                         MetLife International Holdings, LLC.

                                         aaa)  MetLife Pensiones Mexico S.A.
                                               (Mexico)- 97.5125% is owned by
                                               Metropolitan Global Management,
                                               LLC and 2.4875% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                         bbb)  MetLife Mexico Servicios, S.A.
                                               de C.V. (Mexico) - 98% is owned
                                               by Metropolitan Global
                                               Management, LLC and 2% is owned
                                               by MetLife International
                                               Holdings, LLC.

                                         ccc)  MetLife Mexico S.A. (Mexico)-
                                               99.050271% is owned by
                                               Metropolitan Global Management,
                                               LLC and 0.949729% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                               1)    MetLife Afore, S.A. de C.V.
                                                     (Mexico)- 99.99% is owned
                                                     by MetLife Mexico S.A. and
                                                     0.01% is owned by MetLife
                                                     Pensiones Mexico S.A.

                                                     aaaa)  Met1 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     bbbb)  Met2 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     cccc)  MetA SIEFORE
                                                            Adicional, S.A. de
                                                            C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     dddd)  Met3 SIEFORE Basica,
                                                            S.A. de C.V.
                                                            (Mexico) - 99.99% is
                                                            owned by MetLife
                                                            Afore, S.A. de C.V.
                                                            and 0.01% is owned
                                                            by MetLife Mexico
                                                            S.A.

                                                     eeee)  Met4 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     ffff)  Met5 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned
                                                            by MetLife Afore,
                                                            S.A. de C.V. and
                                                            0.01% is owned by
                                                            MetLife Mexico
                                                            S.A.

                                               2)    ML Capacitacion Comercial
                                                     S.A. de C.V.(Mexico) - 99%
                                                     is owned by MetLife Mexico
                                                     S.A. and 1% is owned by
                                                     MetLife Mexico Cares, S.A.
                                                     de C.V.

                                         ddd)  MetLife Saengmyoung Insurance
                                               Co. Ltd. (also known as MetLife
                                               Insurance Company of Korea
                                               Limited) (South Korea)- 14.64%
                                               is owned by MetLife Mexico, S.A.
                                               and 85.36% is owned by
                                               Metropolitan Global Management,
                                               LLC.

                                         eee)  GlobalMKT S.A. (Uruguay)

                       nn.   MetLife Asia Limited (Hong Kong)

                       oo. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       pp. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       qq. MAXIS GBN S.A.S. (France) - 50% of MAXIS GBN S.A.S. is held by MetLife International Holdings, LLC and the remainder by third parties.

                 viii. MetLife Mexico Cares, S.A. de C.V. (Mexico) - 99% of
                       MetLife Mexico Cares S.A. de C.V. is held by MetLife Global Holding Company II GmbH (Swiss) and 1% is held by MetLife Global Holding Company I GmbH (Swiss).

                     1)    Fundacion MetLife Mexico, A.C. (Mexico)


      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. IGI Life Insurance Limited (Pakistan) - 12.296% of IGI Life Insurance Limited is owned by ALICO and the remaining is owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje u likvidaciji (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. PJSC MetLife (Ukraine) - 99.9988% of PJSC MetLife is owned by ALICO, 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      9.    Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      10. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      11.   ALICO Operations LLC (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      12. MetLife Colombia Seguros de Vida S.A. (Colombia) - 90.9999938% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 9.0000021% is owned by ITAS, 0.0000014% is owned by Borderland Investments Limited, 0.0000014% by MetLife International Holdings, LLC and 0.0000014% by Natiloportem Holdings, LLC.

      13. MetLife Mas, S.A. de C.V. (Mexico) - 99.99964399% of MetLife Mas, SA de CV is owned by ALICO and 0.00035601% is owned by ITAS.

      14. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      15. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      16.   Alpha Properties, Inc. (USA-Delaware)

      17.   Beta Properties, Inc. (USA-Delaware)

      18.   Delta Properties Japan, Inc. (USA-Delaware)

      19.   Epsilon Properties Japan, Inc. (USA-Delaware)

      20.   Iris Properties, Inc. (USA-Delaware)

      21.   Kappa Properties Japan, Inc. (USA-Delaware)

      22. MetLife American International Group and Arab National Bank Cooperative Insurance Company (Saudi Arabia) - 30% of MetLife American International Group and Arab National Bank Cooperative Insurance Company is owned by ALICO and the remaining interest by third parties. The Delaware Department of Insurance approved a disclaimer of affiliation and therefore, this company is not considered an affiliate under Delaware Law.

Z.   MetLife Global Benefits, Ltd. (Cayman Islands)

AA. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AB.   MetLife Consumer Services, Inc. (DE)

AC.   MetLife Reinsurance Company of Delaware (DE)

AD.   MetLife Global, LLC

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 29. INDEMNIFICATION

As described in their respective governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's principal underwriter (the "Underwriter")), which is incorporated in the state of Delaware, and the Depositor, which is incorporated in the state of New York, shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of the fact that such person is or was a director or officer of the respective company, under certain circumstances, against liabilities and expenses incurred by such person.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.

MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 30. PRINCIPAL UNDERWRITERS

(A) METLIFE INVESTORS DISTRIBUTION COMPANY is the principal underwrited for the following investment companies:

MET INVESTORS SERIES TRUST
METROPOLITAN SERIES FUND
FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
GENERAL AMERICAN SEPARATE ACCOUNT TWO
GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
GENERAL AMERICAN SEPARATE ACCOUNT TWENTY-EIGHT
GENERAL AMERICAN SEPARATE ACCOUNT TWENTY-NINE
METLIFE OF CT FUND UL FOR VARIABLE LIFE INSURANCE
METLIFE OF CT FUND UL III FOR VARIABLE LIFE INSURANCE
METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
METLIFE INVESTORS USA SEPARATE ACCOUNT A
METLIFE INVESTORS USA VARIABLE LIFE ACCOUNT A
METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
METLIFE INVESTORS VARIABLE LIFE ACCOUNT ONE
METROPOLITAN LIFE SEPARATE ACCOUNT E
METROPOLITAN LIFE SEPARATE ACCOUNT UL
METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II
METROPOLITAN TOWER SEPARATE ACCOUNT ONE
METROPOLITAN TOWER SEPARATE ACCOUNT TWO
NEW ENGLAND LIFE RETIREMENT INVESTMENT ACCOUNT
NEW ENGLAND VARIABLE ANNUITY FUND I
NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
NEW ENGLAND VARIABLE LIFE SEPARATE ACCOUNT
PARAGON SEPARATE ACCOUNT A
PARAGON SEPARATE ACCOUNT B
PARAGON SEPARATE ACCOUNT C
PARAGON SEPARATE ACCOUNT D
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SIX
SECURITY EQUITY SEPARATE ACCOUNT TWENTY-SEVEN
SEPARATE ACCOUNT NO. 13S


(b)MetLife Investors Distribution Company is the principal underwriter for the Policies. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.


NAME AND PRINCIPAL BUSINESS OFFICE     POSITIONS AND OFFICES WITH UNDERWRITER
------------------------------------   ---------------------------------------
Elizabeth M. Forget                    Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Paul A. LaPiana                         Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Gerard Nigro                        Director and Senior Vice President
One MetLife Plaza
27-01 Queens Plaza, North
Long Island City, NY 11101

Myles J. Lambert                      Chairman of the Board, President and Chief
One MetLife Plaza                     Executive Officer
27-01 Queens Plaza, North
Long Island City, NY 11101



Kieran R. Mullins                     Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Barbara A. Dare                       Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



Donald Leintz                         Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277



John P. Kyne, III                     Vice President and Chief Compliance
Gragg Building                        Officer
11225 North Community House Road
Charlotte, NC 28277



John G. Martinez                      Vice President and Chief Financial
18210 Crane Nest Drive                Officer
Tampa, FL 33647



Tyla L. Reynolds                      Vice President and Secretary
600 North King Street
Wilmington, DE 19801



Marlene B. Debel                      Treasurer
Metropolitan Life Insurance Company
1095 Avenue of the Americas
New York, NY 10036

(c)        Compensation from the Registrant.


                                                                   (3)
                                                             COMPENSATION ON
                                                                 EVENTS
                                                 (2)         OCCASIONING THE
                   (1)                    NET UNDERWRITING   DEDUCTION OF A                               (5)
            NAME OF PRINCIPAL               DISCOUNTS AND    DEFERRED SALES            (4)               OTHER
               UNDERWRITER                   COMMISSIONS          LOAD        BROKERAGE COMMISSIONS   COMPENSATION
---------------------------------------- ------------------ ---------------- ----------------------- -------------
MetLife Investors Distribution Insurance
Company................................. $9,503,654         $0               $0                      $0

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

The following companies will maintain possession of the documents required by
Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


(a)        Registrant


(b)        Metropolitan Life Insurance Company
           200 Park Avenue
           New York, NY 10166

(c)        MetLife Investors Distribution Company
           1095 Avenue of the Americas
           New York, NY 10036


(d)        Metropolitan Life Insurance Company
           18210 Crane Nest Drive
           Tampa, FL 33647


(e)        Metropolitan Life Insurance Company
           One Financial Center
           Boston, MA 02111


ITEM 32. MANAGEMENT SERVICES

Not applicable


ITEM 33. FEE REPRESENTATION

Metropolitan Life represents that the fees and charges deducted under the Policy described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Boston and the Commonwealth of Massachusetts, on the 11th day of January, 2016.


                                     Metropolitan Life Separate Account UL


                                     By: Metropolitan Life Insurance Company


                                     By: /s/ Peter H. Duffy
                                        ---------------------------------------
                                        Peter H. Duffy
                                        Vice President

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Metropolitan Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 11th day of January, 2016.


                                     METROPOLITAN LIFE INSURANCE COMPANY


                                     BY: /s/ Peter H. Duffy
                                        ---------------------------------------
                                        Peter H. Duffy
                                        Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on the 11th day of January, 2016.


          SIGNATURE                                                 TITLE
              *                 Chairman of the Board, President and Chief Executive
------------------------        Officer and a Director
       Steven A. Kandarian
              *                 Director
------------------------
         Cheryl W. Grise
              *                 Director
------------------------
    Carlos M. Gutierrez
              *                 Director
------------------------
        R. Glenn Hubbard
              *                 Director
------------------------
       Alfred F. Kelly, Jr.

------------------------        Director
      Edward J. Kelly, III

              *                 Director
------------------------
       William E. Kennard
              *                 Director
------------------------
          James M. Kilts
              *                 Director
------------------------
       Catherine R. Kinney
              *                 Director
------------------------
       Denise M. Morrison
              *                 Director
------------------------
      Kenton J. Sicchitano
              *                 Director
------------------------
           Lulu C. Wang
              *                 Executive Vice President and Chief
------------------------        Financial Officer
         John C. R. Hele
              *                 Executive Vice President and Chief
------------------------        Accounting Officer
         Peter M. Carlson

By: /s/ John M. Richards
     --------------------------------
     John M. Richards, Esq.
     Attorney- in - fact

* Executed by John M. Richards on behalf of those indicated pursuant to powers of attorney filed herewith.

                                 EXHIBIT INDEX




    (d)(i)   Flexible Premium Variable Life Policy

             1 Variable Life Policy 1E-47-15-NY
             2 Variable Life Policy 1E-47-15-NY-U
             3 Variable Life Supplement UFND-92-15-NY
             4 Variable Life Supplement UFND-93-15-NY

    (d)(ii)  Rider
             1 Overloan Protection Rider


    (r)      Powers of Attorney